Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

among

WCI COMMUNITIES, INC.,

LENNAR CORPORATION,

MARLIN GREEN CORP.

and

MARLIN BLUE LLC

Dated September 22, 2016

ii

*	The exhibits and schedules to this Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Lennar Corporation hereby undertakes to furnish copies of any of the exhibits upon request by the U.S. Securities and Exchange Commission.

iii

AGREEMENT AND PLAN OF MERGER

This is an Agreement and Plan of Merger (this “Agreement”), dated as of September 22, 2016, among WCI Communities, Inc. (the “Company”), a Delaware corporation, Lennar Corporation (“Parent”), a Delaware corporation, Marlin Blue LLC (“LLC Sub”), a Delaware limited liability company and a direct, wholly owned subsidiary of Parent, and Marlin Green Corp. (“Corporate Sub” and, together with LLC Sub, “Merger Subs”), a Delaware corporation and a direct, wholly owned subsidiary of Parent. Each of the Company, Parent, LLC Sub and Corporate Sub are referred to herein as the “Parties”. All capitalized terms used in this Agreement shall have the meanings assigned to them in Section 9.22 or as otherwise defined elsewhere in this Agreement unless the context clearly requires otherwise.

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the transactions contemplated by this Agreement are fair to and in the best interests of the Company and its stockholders, (ii) approved the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement, including the Mergers, and declared that this Agreement and the Mergers are advisable, and (iii) resolved, subject to the terms and conditions set forth in this Agreement, to recommend that the Company’s stockholders vote all the shares of Company Common Stock they own, or as to which they for any other reason have voting power, in favor of adopting this Agreement;

WHEREAS, the Board of Directors of each of Parent and Corporate Sub, and the sole member of LLC Sub, each has (i) approved and declared advisable this Agreement, and (ii) approved the execution and delivery by Parent, LLC Sub and Corporate Sub, respectively, of this Agreement, the performance by Parent, LLC Sub and Corporate Sub, respectively, of their respective covenants and agreements contained herein and the consummation of the Mergers; and

WHEREAS, Parent, LLC Sub, Corporate Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, LLC Sub, Corporate Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Mergers. On the terms and conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), at the First Effective Time, Corporate Sub shall be merged with and into the Company (the “Initial Merger”), the separate corporate existence of Corporate Sub shall thereupon cease and the

Company shall continue as the surviving corporation of the Initial Merger (the “Initial Surviving Entity”). As a result of the Initial Merger, the Company will become a direct, wholly owned Subsidiary of Parent. Immediately following the Initial Merger, in accordance with the DGCL and the Limited Liability Company Act of the State of Delaware (the “LLC Act” and, together with the DGCL, “Delaware Law”), the Initial Surviving Entity shall be merged with and into LLC Sub (the “Subsequent Merger” and together or in seriatim with the Initial Merger, as appropriate, the “Mergers”), the separate corporate existence of the Initial Surviving Entity shall thereupon cease and LLC Sub (which is sometimes called the “Final Surviving Entity”) shall continue as the surviving company of the Subsequent Merger.

Section 1.2 Closing. The closing (the “Closing”) of the Mergers shall take place at the office of Goodwin Procter LLP, 620 Eighth Avenue, New York, New York 10018, prior to 9:30 a.m., New York City time, on the first Business Day after the satisfaction or (to the extent permitted by Law) waiver by the Party or Parties entitled to the benefits thereof of the conditions set forth in Article VI (other than (a) those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions and (b) conditions set forth in Article VI that no longer apply by their terms if the Merger Consideration is being paid entirely as Cash Consideration), or at such other time and date as may be agreed in writing between Parent and the Company; provided, if (1) all conditions to Closing set forth in Article VI are satisfied (other than (i) those conditions that by their nature are to be satisfied at the Closing (and subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions) and (ii) conditions that no longer apply by their terms if the Merger Consideration is being paid entirely as Cash Consideration) or (to the extent permitted by Law) are waived by the Party or Parties entitled to the benefits thereof, other than the Company Stockholder Approval, and (2) the Company Stockholder Approval is obtained prior to 9:00 a.m., New York City time on a Business Day, then the Closing shall occur immediately thereafter and in any case prior to 9:30 a.m., New York City time, on the day of the Company Stockholder Approval. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 1.3 Effective Times of the Mergers. Upon the terms and subject to the conditions set forth in this Agreement, prior to 9:30 a.m. New York City time on the Closing Date, the Company shall file a certificate of merger with respect to the Initial Merger satisfying the applicable requirements of the DGCL (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware. The Initial Merger shall become effective upon the filing of the First Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as Parent and the Company agree and specify in the First Certificate of Merger but in no event later than 9 a.m. New York City time on the Closing Date (the “First Effective Time”). Immediately following the First Effective Time, subject to the provisions of this Agreement, LLC Sub shall file a certificate of merger with respect to the Subsequent Merger satisfying the applicable requirements of Delaware Law (the “Second Certificate of Merger”) with the Secretary of State of the State of Delaware. The Subsequent Merger shall become effective upon the filing of the Second Certificate of Merger with the Secretary of State of the State of Delaware immediately after the First Effective Time (the “Second Effective Time”). Notwithstanding anything herein to the contrary, if Parent has delivered the Cash Election Notice pursuant to the terms hereof, Parent may elect that there will not be a Subsequent Merger.

Section 1.4 Effects. The Mergers shall have the effects set forth in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, (a) at the First Effective Time, all the property, rights, privileges, powers and franchises of Corporate Sub shall vest in the Initial Surviving Entity, and all debts, liabilities and duties of Corporate Sub shall become the debts, liabilities and duties of the Initial Surviving Entity, and the Initial Merger will have all the other effects provided in Section 259 of the DGCL, and (b) at the Second Effective Time, all the property, rights, privileges, powers and franchises of the Initial Surviving Entity shall vest in the Final Surviving Entity, and all debts, liabilities and duties of the Initial Surviving Entity shall become the debts, liabilities and duties of the Final Surviving Entity, and the Subsequent Merger will have all the other effects provided in Section 259 of the DGCL and Section 18-209 of the LLC Act.

Section 1.5 Formation Documents.

(a) At the First Effective Time, (i) the certificate of incorporation of the Company as in effect immediately prior to the First Effective Time shall be amended and restated in its entirety to read in the form attached hereto as Exhibit A, and such amended and restated certificate of incorporation shall be the certificate of incorporation of the Initial Surviving Entity until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation, and (ii) the bylaws of Corporate Sub, as in effect immediately prior to the First Effective Time, shall become the bylaws of the Initial Surviving Entity, except that references to the name of Corporate Sub shall be replaced with references to the name of the Initial Surviving Entity, until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Initial Surviving Entity and such bylaws.

(b) At the Second Effective Time, (i) the certificate of formation of LLC Sub as in effect immediately prior to the Second Effective Time shall become the certificate of formation of the Final Surviving Entity, until thereafter amended as provided by applicable Law, and (ii) the limited liability company operating agreement of LLC Sub as in effect immediately prior to the Second Effective Time shall become the limited liability company operating agreement of the Final Surviving Entity, until thereafter amended as provided by applicable Law.

Section 1.6 Directors and Officers.

(a) The directors and officers of Corporate Sub immediately prior to the First Effective Time shall be the directors and officers of the Initial Surviving Entity until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

(b) The managers and officers of LLC Sub immediately prior to the Second Effective Time shall be the managers and officers of the Final Surviving Entity until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

ARTICLE II

EFFECT ON CAPITAL STOCK AND EQUITY AWARDS;

PAYMENT PROCEDURES

Section 2.1 Effect on Company Common Stock of Initial Merger.

(a) At the First Effective Time, by virtue of the Initial Merger and without any action on the part of Parent, Merger Subs, the Company or any holder of any shares of Company Common Stock, each share of Company Common Stock outstanding immediately before the First Effective Time will be converted into and become the right to receive the Cash Consideration plus the Share Consideration, if any (together, the “Merger Consideration”); provided that in no event shall the total value of the Merger Consideration be less than $23.50, valuing the Share Consideration, if any, at the Market Value.

(b) Subject to the last sentence of Section 2.1(c)(vii) and taking into account adjustments to the consideration payable to persons listed on Schedule 2.3 of the Company Disclosure Schedule required by the proviso clause of Section 2.3(b), unless Parent has delivered a Cash Election Notice, if the Total COI Share Consideration would be less than 41% of the Total COI Merger Consideration, then, the Share Consideration will automatically be increased such that the Total COI Share Consideration would be equal to 41% of the Total COI Merger Consideration; provided that, for the avoidance of doubt, such increase in the Share Consideration will not reduce the amount of the Cash Consideration below $11.75, even if that causes the Merger Consideration to exceed $23.50. This Section 2.1(b) (taken in conjunction with the proviso clause of Section 2.3(b)) is intended to ensure that the “continuity of proprietary interest” requirement of Treasury Regulations Section 1.368-1(e) is met (if Parent has not delivered the Cash Election Notice pursuant to the terms hereof) and shall be construed to effectuate such intent.

(c) For purposes of this Agreement, the term:

(i) “Additional Cash Consideration” shall mean, if any, the total increases in the Cash Consideration that are contemplated by this Section 2.1. For the avoidance of doubt, in no event shall the Additional Cash Consideration be less than $0.

(ii) “All COI Company Common Stock” shall mean all Company Stock outstanding immediately before the First Effective Time (including Restricted Shares for which payment is made pursuant to Section 2.3(b) and, for this purpose, shares that are the subject of outstanding awards pursuant to the LTI Plans for which payment is made pursuant to Section 2.3(a) (such awards, together with the Restricted Shares, the “Stock Awards”)).

(iii) “Cash Consideration” shall mean an amount in cash equal to (i) $11.75 plus (ii) any Additional Cash Consideration.

(iv) “Cash Election Notice” shall mean a written, irrevocable notice to the Company given prior to 5:00 p.m., New York City time, on the NYSE trading day prior to the Closing Date, that reduces the Share Consideration to zero, in which case the Cash Consideration shall be increased to $23.50 (and the Merger Consideration would therefore equal $23.50 in cash).

(v) “Market Value” shall mean the average of the VWAP of a share of Parent Class A Stock on each of the ten NYSE trading days immediately prior to the Closing Date.

(vi) “Pre-Closing Date Value” shall mean the last sale price of the Parent Class A Stock reported on the NYSE on the last trading day immediately preceding the Closing Date.

(vii) “Share Consideration” shall mean, subject to Section 2.1(b), that number (including a fractional number) of validly issued, fully paid and nonassessable shares of Parent Class A Stock (which will be unrestricted and freely-tradeable upon receipt, other than because of restrictions relating solely to the recipient), equal to the quotient obtained by dividing (i) $11.75 by (ii) the Market Value; provided that, without limiting Section 2.1(b), Parent may, by written notice given to the Company prior to 5:00 p.m., New York City time, on the NYSE trading day prior to the Closing Date, reduce the amount of the Share Consideration by a number (including a fractional number) of shares of Parent Class A Stock, in which case the Cash Consideration shall be increased by the amount equal to the reduction in the Market Value of the Share Consideration. For the avoidance of doubt, Parent shall be permitted, pursuant to the immediately preceding sentence by delivering a Cash Election Notice, pursuant to the terms hereof, to reduce the Share Consideration to zero, in which case the Cash Consideration will be increased to $23.50, and will be the entire Merger Consideration.

(viii) “Total COI Cash Consideration” shall mean (A) the total amount of Cash Consideration payable with respect to All COI Company Common Stock (including the value of the Merger Consideration that would otherwise be paid with respect to shares of Company Common Stock as to which the holders have demanded appraisal in accordance with the DGCL (treating such Merger Consideration as being converted entirely into cash, valuing the Share Consideration at the greater of Market Value or Pre-Closing Date Value)), plus (B) the Fractional Share Consideration, in each case treating any amounts withheld pursuant to Section 2.7(f) as having been paid.

(ix) “Total COI Merger Consideration” shall mean the sum of (1) the Total COI Share Consideration and (2) the Total COI Cash Consideration.

(x) “Total COI Share Consideration” shall mean the value of the total number of shares of Parent Class A Stock (valued at the Pre-Closing Date Value) that will be issued as a result of the Initial Merger with respect to All COI Company Common Stock.

(xi) “VWAP” shall mean the volume weighted average price (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Parties).

(d) Each share of Company Common Stock held in the treasury of the Company and each share of Company Common Stock held by Parent or Merger Subs, immediately before the First Effective Time will, at the First Effective Time, be cancelled and cease to exist, and no Merger Consideration will be delivered with respect to any such shares.

(e) No fractional shares of Parent Class A Stock will be issued as a result of the Merger. All fractional shares that a single holder of Company Common Stock would be otherwise entitled to receive shall be aggregated, and any holder of Company Common Stock who, but for this Section 2.1(e), would be entitled to receive a fraction of a share of Parent Class A Stock will receive, instead of that fraction of a share, cash equal to the Market Value of a share of Parent Class A Stock times that fraction (the “Fractional Share Consideration”). The fraction of a share to which a holder of Company Common Stock is entitled will be rounded to four decimal places (with .00005 rounded up).

Section 2.2 Corporate Sub. Each share of common stock, par value $0.001 per share, of Corporate Sub issued and outstanding immediately prior to the First Effective Time shall be cancelled and converted into one newly and validly issued, fully paid and nonassessable share of common stock of the Initial Surviving Entity.

Section 2.3 Effect on Equity Awards of the Initial Merger.

(a) At the First Effective Time, each outstanding award under the Company’s Amended and Restated 2013 Long Term Incentive Plan and Amended and Restated 2013 Director Long Term Incentive Plan (collectively, the “LTI Plans”) that is outstanding at that time, whether or not it is vested or subject to possible forfeiture, will become the right to receive at the First Effective Time an amount in cash equal to (i) the greater of (A) $23.50 and (B)(x) the Cash Consideration plus (y) the value of the total Share Consideration, if any, based on the Market Value, multiplied by (ii) the number of shares of Company Common Stock that would have been issuable upon settlement of such award. The payment with regard to an award under an LTI Plan will not be forfeitable even if immediately prior the First Effective Time such award (or a portion thereof) was subject to possible forfeiture in the future.

(b) At the First Effective Time, each share of Company Common Stock granted pursuant to the Company’s 2013 Incentive Award Plan (such shares, “Restricted Shares” and such plan, the “Equity Plan”) that is outstanding at that time and is unvested or otherwise subject to possible forfeiture, will become vested immediately prior to the First Effective Time and will be cancelled and become a right to receive at the First Effective Time an amount in cash equal to the greater of (A) $23.50 and (B)(x) the Cash Consideration plus (y) the value of the total Share Consideration, if any, based on the Market Value (such greater amount, the “Restricted Share Consideration”); provided that, to the extent, if any, that paying cash to any person listed in Schedule 2.3 of the Company Disclosure Letter with regard to that person’s unvested Restricted Shares would require (or contribute to a requirement) under Section 2.1(b) that the Share Consideration be increased, that person will receive with regard to those unvested Restricted Shares the combination of Share Consideration and Cash Consideration constituting the Merger Consideration. The right to receive that payment with regard to a Restricted Share will not be forfeitable even if immediately prior the First Effective Time the Restricted Share was subject to possible forfeiture in the future.

(c) Each performance share unit award granted pursuant to the Equity Plan that is outstanding immediately prior to the First Effective Time (even though unvested or subject to possible forfeiture) will be terminated immediately prior to the First Effective Time in exchange for a right to receive at the First Effective Time an amount in cash equal to (i) the greater of (A) $23.50 and (B)(x) the Cash Consideration plus (y) the value of the total Share Consideration, if any, based on the Market Value, multiplied by (ii) the number of shares of Company Common Stock that would otherwise have become issuable thereafter pursuant to the terms of the applicable performance share unit award agreement had such award vested and been settled in shares. The right to receive that payment with regard to a performance share unit award will not be forfeitable even if immediately prior the First Effective Time the performance share unit award was subject to possible forfeiture in the future.

(d) Each restricted share unit granted pursuant to the Equity Plan that is outstanding immediately prior to the First Effective Time, whether or not it is vested or subject to possible forfeiture, will be terminated in exchange for a right to receive at the First Effective Time an amount in cash equal to (i) the greater of (A) $23.50 and (B)(x) the Cash Consideration plus (y) the value of the total Share Consideration, if any, based on the Market Value, multiplied by (ii) the number of restricted share units subject to such award. The right to receive that payment with regard to a restricted share unit award will not be forfeitable even if immediately prior the First Effective Time the restricted share unit award was subject to possible forfeiture in the future.

(e) Payments described in this Section 2.3 (collectively, the “Equity Award Consideration”) with regard to the equity awards described in this Section 2.3 (collectively, the “Equity Awards”) shall be subject to applicable tax withholdings under the Code, or any provision of any state, local or foreign tax Law, in accordance with Section 2.7(f) hereof.

Section 2.4 Dissenting Shares.

(a) If Section 262 of the DGCL applies to the Initial Merger, notwithstanding any provision of this Agreement to the contrary, Company Common Stock that is outstanding immediately prior to the First Effective Time that is held by stockholders who have demanded appraisal in accordance with, and otherwise complied with, Section 262 of the DGCL (including making a timely demand for appraisal and not voting in favor of or consenting to the adoption of this Agreement) will not be converted into the right to receive the Merger Consideration. Instead, if the Initial Merger takes place, Parent will pay the holders of those shares the fair value of the shares determined as provided in Section 262 of the DGCL. Shares held by stockholders who fail to perfect, or who otherwise properly withdraw or lose, their rights to receive the fair value of their shares determined as provided in Section 262 of the DGCL will be deemed to have been converted, at the later of the First Effective Time or the time the stockholders withdraw or lose their rights to receive the fair value of their shares, into the right to receive the Merger Consideration, without interest or any consideration similar to interest.

(b) The Company will promptly give Parent (i) notice of any demands for appraisal received by the Company, any withdrawals of any such demands, and any other communications required by, or relating to, Section 262 of the DGCL which the Company receives and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under Section 262 of the DGCL. The Company will not, except with the prior written consent of Parent, make any payment with respect to any demand for payment of the fair value of shares or offer to settle or settle any such demand.

Section 2.5 Adjustments. If between the date of this Agreement and the First Effective Time, the outstanding shares of Company Common Stock or Parent Class A Stock are changed into a different number of shares or a different type of securities by reason of a reclassification, recapitalization, split, combination, exchange of shares or similar event, or any dividend payable in stock or other securities is declared with regard to the Company Common Stock or the Parent Class A Stock with a record date between the date of this Agreement and the First Effective Time, the Share Consideration will be adjusted so that the Initial Merger will have the same economic effect on the holders of Company Common Stock as that contemplated by this Agreement if there had been no such event.

Section 2.6 Effect of Subsequent Merger. At the Second Effective Time, by virtue of the Subsequent Merger and without any action on the part of Parent, LLC Sub or the Initial Surviving Entity, (i) the equity interests in LLC Sub that are outstanding immediately before the Second Effective Time will continue to be outstanding and will constitute the same equity interests in the Final Surviving Entity, and (ii) each share of common stock of the Initial Surviving Entity issued and outstanding immediately prior to the Second Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration will be delivered with respect to any such shares, with the effect that immediately after the Second Effective Time, the equity interests in LLC Sub that are outstanding immediately before the Second Effective Time will be the only equity interests in the Final Surviving Entity and Parent shall continue as the sole member of the Final Surviving Entity.

Section 2.7 Delivery of Merger Consideration and Equity Award Consideration.

(a) At least five days prior to the First Effective Time, Parent shall designate a bank or trust company, reasonably satisfactory to the Company, to act as Distribution Agent in connection with the Mergers (the “Distribution Agent”). At, or immediately before, the First Effective Time, Parent will provide to the Distribution Agent (i) immediately available funds in an amount sufficient to pay the Cash Consideration, the Fractional Share Consideration and any dividends payable pursuant to Section 2.7(e), and (ii) shares of Parent Class A Stock sufficient to pay any Share Consideration (assuming for this purpose that no holder of Company Common Stock will perfect a right under Section 262 of the DGCL to receive the appraised value of shares of Company Common Stock and no Company Common Stock is used for purposes of withholdings in accordance with Section 2.7(f)) (such funds and shares of Parent Class A Stock, together with any dividends or other distributions payable with respect to those shares of Parent Class A Stock, being the “Distribution Assets”), in each case, for the sole benefit of the holders of shares of Company Common Stock. In the event that the cash or shares of Parent Class A Stock held by the Distribution Agent as Distribution Assets will not be sufficient to pay the Merger Consideration, the Fractional Share Consideration and any dividends payable under Section 2.7(e), Parent shall promptly deliver additional funds or additional shares of Parent Class A Stock to the Distribution Agent in an amount equal to the deficiency. The Distribution Assets shall not be used for any purpose that is not expressly provided for in this Agreement. Until the

Distribution Agent uses funds provided to it to pay the Cash Consideration, the Fractional Share Consideration and any dividends under Section 2.7(e), such funds shall be invested by the Distribution Agent, as directed by Parent, in short-term obligations of or guaranteed by the United States or obligations of an agency of the United States that are backed by the full faith and credit of the United States, in commercial paper obligations rated P-1 or A-1 or better by Moody’s Investors Services Inc. or Standard & Poors’ Corporation, respectively, or in certificates of deposit or banker’s acceptances issued by commercial banks, each of which has capital, surplus and undivided profits aggregating more than $10 billion (based on the most recent financial statements of the banks which are then publicly available), and any income or gain from those investments will constitute additional Distribution Assets; provided that no gain or loss from the investment of funds held by the Distribution Agent will affect the amounts payable to holders of Company Common Stock hereunder, and all earnings with regard to the Distribution Assets will be for the account of Parent. If at any time it is determined that the funds or Parent Class A Stock that the Distribution Agent is holding as Distribution Assets exceeds what the Distribution Agent will be required to distribute as Merger Consideration, the Distribution Agent will promptly return to Parent the excess funds or excess shares of Parent Class A Stock that the Distribution Agent is holding.

(b) The shares of Parent Class A Stock held by the Distribution Agent will be deemed to be outstanding from and after the Effective Time (except that excess shares returned to Parent as provided in Section 2.7(a) will be deemed never to have been outstanding), but until they are distributed to former holders of Company Common Stock, the Distribution Agent will not vote those shares or exercise any rights of a shareholder with regard to them.

(c) Promptly after the First Effective Time (but in no event later than two Business Days after the First Effective Time), Parent shall cause the Distribution Agent to mail, or arrange for electronic delivery, to each Person who was a record holder of shares of Company Common Stock immediately before the First Effective Time (with as many additional copies as the record holder reasonably requests for delivery to beneficial owners) (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to shares of Company Common Stock represented by stock certificates (“Certificates”) shall pass, only upon proper delivery of the Certificates to the Distribution Agent, and which shall include customary provisions with respect to delivery of an “agent’s message” with respect to shares of Company Common Stock held in book-entry form) and (ii) instructions for use in effecting the surrender of shares of Company Common Stock in order to receive the Merger Consideration, including any amount payable in respect of Fractional Share Consideration and any dividends or other distributions on shares of Parent Class A Stock that are distributable in accordance with Section 2.7(e). When the Distribution Agent receives shares of Company Common Stock, together with a properly completed and executed letter of transmittal and any other customary documents that may be reasonably required by the Distribution Agent or, if such shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such shares to the Distribution Agent on a book-entry account statement, the holder of such shares shall be entitled to receive in exchange therefor, and the Distribution Agent will promptly deliver to the holder, or as directed by the holder in the applicable letter of transmittal or agents message, the Merger Consideration, including any amount payable in respect of Fractional Share Consideration and any dividends or other distributions on shares of Parent Class A Stock that are distributable in accordance with Section 2.7(e), that such holder has the right to receive in respect of shares of Company Common Stock delivered to the Distribution Agent. No interest will be paid or accrued on the Merger Consideration issuable upon the surrender of shares of Company Common Stock. If Merger Consideration is to be distributed to a Person other than the Person in whose name surrendered shares of Company Common Stock are registered, (i) if the shares are represented by a Certificate, the surrendered Certificate must be properly endorsed or otherwise be in proper form for transfer, and (ii) the Person who surrenders the shares (whether or not they are represented by a Certificate) must provide funds for payment of any transfer or other Taxes required by reason of the issuance of Merger Consideration to a Person other than the registered holder of the shares or establish to the reasonable satisfaction of Parent that any stock transfer Taxes applicable to such transfer have been paid. After the First Effective Time, a Certificate that has not been surrendered will no longer represent, and uncertificated shares reflected on the records of the Company’s transfer agent will no longer constitute, stock of the Company, and instead they will represent or constitute only the right to receive the Merger Consideration, including any amount payable in respect of Fractional Share Consideration and any dividends or other distributions on shares of Parent Class A Stock distributable in accordance with Section 2.7(e), with regard to what had been shares of Company Common Stock.

(d) Each holder of an Equity Award shall be entitled to receive in exchange therefor the applicable Equity Award Consideration that such holder has the right to receive in respect of such Equity Award in accordance with Section 2.3, and Parent shall, through its or the Final Surviving Entity’s payroll system, deliver the applicable Equity Award Consideration to such holder on the Closing Date.

(e) No dividends or other distributions with respect to Parent Class A Stock with a record date after the First Effective Time shall be paid to the former holder of any unsurrendered shares of Company Common Stock with respect to the shares of Parent Class A Stock issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Distribution Agent and shall be included in the Distribution Assets, in each case until the surrender of such shares (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such shares (or affidavit of loss in lieu thereof) the Distribution Agent shall distribute to the Person entitled to receive the Parent Class A Stock included in the Merger Consideration with regard to the surrendered shares, without interest, (i) the amount of dividends or other distributions with a record date after the First Effective Time theretofore paid with respect to such shares of Parent Class A Stock and (ii) when paid by Parent, the amount of any dividends or other distributions payable with respect to such shares of Parent Class A Stock with a record date after the First Effective Time but prior to such surrender and with a payment date subsequent to such surrender.

(f) If the Distribution Agent is required to withhold any portion of the Merger Consideration payable to any Person under the Code, or any provision of any state, local or foreign tax Law, the Distribution Agent will withhold from the Cash Consideration (and if the Cash Consideration is not sufficient, out of the Share Consideration) payable to that Person the sum that it is required to withhold and shall pay that sum to the applicable taxing authority. Any sum that is withheld and paid to the applicable taxing authority as permitted by this Section 2.7(f) will be deemed to have been distributed to the Person with regard to whom it is withheld.

(g) If a Certificate that prior to the First Effective Date represented shares of Company Common Stock has been lost, stolen or destroyed, the Distribution Agent shall issue in exchange for such lost, stolen or destroyed Certificate, upon the making of an affidavit of that fact by the holder of the shares it represents, the applicable Merger Consideration payable in respect thereof pursuant to Section 2.1, including any amount payable in respect of Fractional Share Consideration and any dividends or other distributions on shares of Parent Class A Stock distributable in accordance with Section 2.7(e).

(h) At any time which is more than 12 months after the First Effective Time, Parent may require the Distribution Agent to return to Parent any funds and any shares of Parent Class A Stock which have been provided to the Distribution Agent but have not been disbursed to former holders of Company Common Stock (including dividends received by the Distribution Agent in respect of those shares of Parent Class A Stock), and after the funds and shares have been returned to Parent, former stockholders of the Company must look to Parent for issuance of the Merger Consideration, including the Fractional Share Consideration and any dividends or other distributions on shares of Parent Class A Stock in accordance with Section 2.7(e), upon surrender of the Certificates that formerly represented, or book entry transfer of, shares of Company Common Stock.

(i) None of Parent, the Final Surviving Entity or the Distribution Agent will be liable to any former stockholder of the Company for any Merger Consideration which is delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(j) After the First Effective Time, neither the Initial Surviving Entity nor the Final Surviving Entity will record any transfers of shares of Company Common Stock on the stock transfer books of the Company, the Initial Surviving Entity or the Final Surviving Entity, and the stock ledger of the Company will be closed. If, after the First Effective Time, Certificates or uncertificated shares are presented for transfer, they will be cancelled and treated as having been surrendered for the Merger Consideration (which will be paid upon receipt of a properly completed letter of transmittal or an Agent’s Notice and any other documents reasonably requested by Parent).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the disclosure letter that has been prepared by the Company and delivered by the Company to Parent in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”), provided that nothing in the Company Disclosure Letter is intended to broaden the scope of any representation or warranty of the Company made herein, or (b) as disclosed in publicly available registration statements, certifications, reports and proxy statements, filed by the Company with, or furnished by the Company to, the SEC on or after September 1, 2013, and prior to the date of this Agreement, the Company hereby represents and warrants to Parent and the Merger Subs that:

Section 3.1 Organization and Qualification.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(b) The Company and its Subsidiaries each has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

(c) The Company and each of its Subsidiaries is qualified to do business as a foreign corporation in each state of the United States in which it is required to be qualified, except states in which the failure to qualify, in aggregate, would not have a Material Adverse Effect on the Company.

Section 3.2 Corporate Authority and Approval.

(a) The Company has all corporate power and authority necessary to enable it to enter into this Agreement and, subject to obtaining the Company Stockholder Approval, perform its obligations hereunder and carry out the transactions contemplated by this Agreement. All corporate actions necessary to authorize the Company to enter into this Agreement and carry out the transactions contemplated by it, other than obtaining the Company Stockholder Approval, have been taken. This Agreement has been duly executed by the Company and, assuming this Agreement is a valid and binding obligation of Parent and Merger Subs, this Agreement is a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exception.

(b) The Company Board has unanimously (i) determined that this Agreement and the transactions contemplated by this Agreement are fair to and in the best interests of the Company and its stockholders, (ii) approved the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement, including the Mergers, and declared that this Agreement and the Mergers are advisable, and (iii) resolved, subject to the terms and conditions set forth in this Agreement, to recommend that the Company’s stockholders vote all the shares of Company Common Stock they own, or as to which they for any other reason have voting power, in favor of adopting this Agreement (the “Company Board Recommendation”); provided, however, that the Company Board Recommendation was made subject to the understanding that it may be withheld, amended, withdrawn, qualified or modified in compliance with the terms of Section 5.3(d).

Section 3.3 No Conflict; Required Filings and Consents.

(a) Other than the Company Stockholder Approval, assuming that the representations and warranties set forth in Section 4.18 are true and correct, if the consents described on Section 3.3 of the Company Disclosure Letter are obtained, neither the execution and delivery of this Agreement or of any document to be delivered in accordance with this Agreement nor the consummation of the transactions contemplated by this Agreement or by any document to be delivered in accordance with this Agreement will violate, result in a breach of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, the Certificate of Incorporation or Bylaws of the Company, any agreement or instrument to which the Company or any Subsidiary of the Company is a party or by which any of them is bound, any Law, or any order, rule or regulation of any court or other governmental agency or any other regulatory or quasi-regulatory organization having jurisdiction over the Company or any of its Subsidiaries, except violations, breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, the Final Surviving Entity or Parent.

(b) No governmental filings, authorizations, approvals or consents, or other governmental action, other than the termination or expiration of waiting periods under the HSR Act, if any, are required to permit the Company to fulfill all its obligations under this Agreement.

Section 3.4 Capitalization.

(a) The authorized stock of the Company consists of 150,000,000 shares of Company Common Stock and 15,000,000 shares of preferred stock, par value $0.01 per share. At the date of this Agreement, the only outstanding stock of the Company is not more than 26,500,000 shares of Company Common Stock. All those shares have been duly authorized and issued and are fully paid and non-assessable. Except as set forth on Section 3.4(a) of the Company Disclosure Letter, the Company has not issued any options, warrants or convertible or exchangeable securities which are outstanding, and is not a party to any other agreements, which require (or upon the passage of time, the payment of money or the occurrence of any other event may require) the Company to issue or sell any of its stock.

(b) No shares of Company Common Stock, and no instruments that are convertible into, exchangeable for, or the value of which is determined in whole or in part by reference to, capital stock of the Company, are held by any direct or indirect wholly owned Subsidiary of the Company.

(c) Neither the Company nor any of its Subsidiaries is a party to any agreement regarding the voting of shares of Company Common Stock or committing the Company to register shares of Company Common Stock under the Securities Act. No holder of Company Common Stock or other securities of the Company is entitled under the Company’s Certificate of Incorporation or Bylaws, or under any agreement to which the Company or any of its Subsidiaries is a party, to preemptive rights with regard to Company Common Stock or any other securities issued by the Company.

(d) Exhibit 21.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “Company 10-K”) and Section 3.4(d) of the Company Disclosure Letter together contain a complete list of all Subsidiaries of the Company. Each Subsidiary of the Company has been duly organized and is validly existing and, to the extent the concept is applicable, in good standing under the Laws of the jurisdiction in which it was formed, except where the failure to be duly organized, validly existing and in good standing would not have, or reasonably be expected to have, in aggregate, a Material Adverse Effect on the Company. All the shares of stock or other equity interests in each of those Subsidiaries that are directly or indirectly owned by the Company have been duly authorized and validly issued and, with regard to stock of corporations or other equity interests in limited liability entities, are fully paid and non-assessable (to the extent such terms are applicable to the applicable entity form), none of those shares or other equity interests is subject to any preemptive rights, and neither the Company nor any of its Subsidiaries has issued any options, warrants or convertible or exchangeable securities, or is a party to any other agreements which require (or upon the passage of time, the payment of money or the occurrence of any other event may require) the Company or any Subsidiary to issue or transfer any shares of or other equity interests in any Subsidiary of the Company, and there are no registration covenants or transfer or voting restrictions with respect to any shares of or other equity interests in any of the Company’s Subsidiaries.

(e) Neither the Company nor any Subsidiary of the Company has any actual or contingent obligation to make, after the date of this Agreement, an equity investment in any entity (other than the Company’s wholly owned Subsidiaries), whether by purchasing equity securities of the entity, making contributions to the capital of the entity, paying sums owed by the entity (as a guarantor of the entity’s material obligations or in any other manner).

Section 3.5 Company SEC Filings; Financial Statements.

(a) Since July 1, 2014, the Company has filed with the SEC all forms, reports and documents it has been required to file under the Securities Act or the Exchange Act.

(b) The Company 10-K and the Company’s Report on Form 10-Q for the period ended June 30, 2016 which was filed with the SEC (the “Company 10-Q”) each contained in all material respects all the information required to be included in it and, when filed, did not contain an untrue statement of a material fact or omit to state a material fact required in order to make the statements made in it, in light of the circumstances under which they were made, not misleading. Without limiting what is said in the preceding sentence, the financial statements included in the Company 10-K all were prepared, and the financial information included in the Company 10-Q was derived from financial statements which were prepared, in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes thereto and, in the case of the Company 10-Q, except that interim financial information does not contain all the notes required with regard to financial statements prepared in accordance with GAAP and is subject to normal year-end adjustments) and present fairly, in all material respects, the consolidated financial condition and the consolidated results of operations of the Company and its Subsidiaries at the dates, and for the periods, to which they relate. Except as described in the notes to the financial information in the Company 10-Q, neither the Company nor any of its Subsidiaries (i) owns any interests in any entities whose financial statements are not included in the consolidated financial statements of the Company and its Subsidiaries in the Company 10-Q and to which the Company or any of its Subsidiaries has made capital contributions or otherwise transferred assets with a value totaling more than $5 million as to any single entity or more than $10 million in total, or the operating results of which are reflected in the consolidated financial statements of the Company and its Subsidiaries on an equity basis, or (ii) is a guarantor of, or may otherwise be liable for, indebtedness of any entity whose financial statements are not included in the consolidated financial statements of the Company and its Subsidiaries in the Company 10-Q totaling more than $5 million as to any single entity or more than $10 million in total.

(c) Internal Controls. The Company maintains disclosure controls and procedures and a system of internal control over financial reporting that meet the requirements of Rule 13a-15 under the Exchange Act. Since January 1, 2015, the Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent quarterly evaluations of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company Board all significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information.

Section 3.6 No Undisclosed Liabilities. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any liabilities, contingent or otherwise, that would be required to be reflected on a consolidated balance sheet of the Company and its Subsidiaries prepared in accordance with GAAP, other than (i) liabilities reflected on the balance sheet included in the Company 10-Q, (ii) liabilities under borrowing arrangements disclosed in the notes to the financial statements in the Company 10-K or to the financial information in the Company 10-Q, (iii) contingent obligations disclosed in the management’s discussion and analysis of financial condition and results of operations included in the Company 10-K or the Company 10-Q, (iv) liabilities that were incurred after June 30, 2016 in the ordinary course of business consistent with past practice, (v) liabilities that were incurred under this Agreement or in connection with the transactions contemplated by this Agreement or (vi) liabilities that would not have, or reasonably be expected to have, a Material Adverse Effect on the Company.

Section 3.7 Absence of Certain Changes or Events. Since June 30, 2016, (i) the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of business consistent with past practice in all material respects and (ii) nothing has occurred that has had or would reasonably be expected to have, in the aggregate, a Material Adverse Effect on the Company.

Section 3.8 Compliance with Laws. Except (a) with respect to intellectual property matters (which are addressed exclusively in Section 3.14), Tax matters (which are addressed exclusively in Section 3.11, and Section 3.16) and environmental matters (which are addressed exclusively in Section 3.13) and (b) for matters that would not reasonably be expected to have, in the aggregate, a Material Adverse Effect on the Company, the Company and each of its Subsidiaries is conducting, and since January 1, 2014, has conducted, its business in compliance with all applicable Laws.

Section 3.9 Permits. The Company and each of its Subsidiaries has all governmental and non-governmental licenses and permits which are necessary for the ownership, lease and operation of its respective properties and assets, except licenses or permits the lack of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

Section 3.10 Litigation. Neither the Company nor any of its Subsidiaries is a party to any legal proceeding that the Company would be required to disclose under Item 103 of SEC Regulation S-K in a filing at the date of this Agreement to which that Item applied, other than legal proceedings disclosed in the Company 10-K, the Company 10-Q or a Form 8-K filed with the SEC since June 30, 2016, nor, to the Knowledge of the Company, has any such legal proceeding been threatened.

Section 3.11 Taxes.

(a) The Company and each of its Subsidiaries has filed when due (taking account of extensions) all income, withholding and other Tax Returns which it has been required to file (other than Tax Returns relating to Tax liabilities that are not, in aggregate, material to the Company and its Subsidiaries taken as a whole) and has paid all Taxes shown on those returns to be due. Those Tax Returns are correct and complete in all material respects and accurately reflect in all material respects all Taxes required to have been paid, except to the extent of items which may be disputed by applicable taxing authorities for which there is substantial authority to support the position taken by the Company or its subsidiary and which have been adequately reserved against in accordance with GAAP on the balance sheet at June 30, 2016, included in the Company 10-Q.

(b) The Company and its Subsidiaries have paid over to the proper taxing authorities all sums they have been required to withhold and pay over.

(c) Neither the Company nor any of its Subsidiaries has within the five years preceding the date of this Agreement been a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(d) In the past three years, no jurisdiction in which the Company or any of its Subsidiaries does not file Tax returns has asserted that the Company or a subsidiary that does not file Tax returns in that jurisdiction may be liable for income or franchise Tax in that jurisdiction.

(e) Neither the Company nor any of its Subsidiaries has taken, intends to take, or has agreed to take, any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment.

(f) (i) No tax lien has been filed by any taxing authority against the Company or any of its Subsidiaries or any of their assets (other than liens for Taxes not yet due), (ii) no extension of time has been given by the Company for the audit of any of its Federal corporate income Tax Returns, (iii) no Federal, state or local audits or other administrative proceedings or court proceedings in any jurisdiction with regard to Taxes are presently pending or have been threatened in writing by any taxing authority with regard to the Company or any of its Subsidiaries which if determined adversely would, individually or in aggregate, be expected to result in a material Tax deficiency, (iv) neither the Company nor any subsidiary is a party to any agreement providing for the allocation or sharing of Taxes (other than any such agreement entered into in the ordinary course of business and not primarily related to Taxes), (v) neither the Company nor any of its Subsidiaries has participated in or cooperated with an international boycott as that term is used in Section 999 of the Code, (vi) neither the Company nor any subsidiary is liable as a transferee, a successor or otherwise for any Tax incurred by any other Person (other than liabilities of members of the affiliated group of which the Company is or was the common parent), (vii) neither the Company nor any Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2), (viii) within the last two years, neither the Company nor any of its Subsidiaries has entered into a “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign income Tax Law), and (ix) there is no material intercompany income or gain, or excess loss account, which may in the future become taxable to the Company, whether on disposition of particular Subsidiaries or otherwise.

(g) Except as disclosed in the Company 10-K, to the Knowledge of the Company as of the date of this Agreement, (i) there has not been during the three year period ending on the date of this Agreement, and (ii) the Company has no reason to expect that there will be after the date of this Agreement and prior to the First Effective Time, any event or condition that, under Section 382 of the Code, could result in a limitation on the amount of the net operating loss carryforward of the Company that can be deducted in any year.

Section 3.12 Real Property. Except as would not in aggregate reasonably be expected to have a Material Adverse Effect on the Company, (i) with regard to all real property described in the Company 10-K as being owned by the Company and its Subsidiaries, or which has been acquired by the Company since December 31, 2015, which has not been sold in the ordinary course since December 31, 2015, the Company or a subsidiary has good and valid title to the real property, free and clear of any liens or encumbrances, other than liens securing indebtedness reflected on the balance sheet included in the Company 10-Q or incurred in the ordinary course of business since June 30, 2016, and other liens or encumbrances that do not interfere with the use by the Company of the real property for the purposes for which it was acquired or as the Company otherwise anticipates it may be used, (ii) with regard to options or agreements to purchase real property described in the Company 10-K or to which the Company or its Subsidiaries have become parties since December 31, 2015, except to the extent options have been exercised or the real property that is the subject of purchase agreements has been acquired since December 31, 2015, the options and purchase agreements all remain in effect and no other party to an option or purchase agreement has the right because of anything the Company or a subsidiary has done or failed to do to terminate it or change the terms on which the Company or its subsidiary has the right to purchase the real property to which it relates, and (iii) with regard to real property that is occupied by the Company under leases (including leased properties and buildings and leased space), (w) to the Company’s Knowledge, each lease is a valid and binding agreement, enforceable by the Company or a Subsidiary in accordance with its terms, (x) to the Company’s Knowledge, each lease is in full force and effect, (y) the Company or its Subsidiary that is a party to each lease has fulfilled in all material respects all its obligations under such lease and (z) no lessor under any lease has informed the Company or its Subsidiary that is a party to such lease that the lessor believes the Company or its Subsidiary is in default of any of its material obligations under such lease or that such lessor intends to attempt to terminate such lease before its expiration date or to modify such lease in a manner not specifically contemplated by the terms of such lease.

Section 3.13 Environmental Matters. Except as would not, in aggregate, reasonably be expected to have a Material Adverse Effect on the Company, to the Knowledge of the Company, (i) the Company and its Subsidiaries are and, since January 1, 2013 have been, in compliance with Environmental Laws, (ii) the Company and its Subsidiaries have all Permits which are necessary to enable them to conduct their businesses as they are being conducted on the date of this Agreement in compliance with applicable Environmental Laws, (iii) neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity of material noncompliance or material liability under any Environmental Law,

(iv)(a) neither the Company nor any of its Subsidiaries has performed any acts, including but not limited to releasing, storing or disposing of Hazardous Materials, (b) there is no condition on any property owned or leased by the Company or a Subsidiary and (c) there was no condition on any property formerly owned or leased by the Company or a Subsidiary while the Company or a Subsidiary owned or leased that property, that, in the case of any of (a), (b) or (c), would reasonably be expected to result in material liability of the Company or a Subsidiary under any Environmental Law and (v) neither the Company nor any of its Subsidiaries is subject to any outstanding order of any court or Governmental Entity requiring the Company or any of its Subsidiaries to take, or refrain from taking, any actions in order to comply with any Environmental Law and no action or proceeding (to which either the Company or a subsidiary is or would be a party) seeking such an order is pending or threatened against the Company or any of its Subsidiaries.

Section 3.14 Intellectual Property. The Company and its Subsidiaries own or have licenses entitling them to use all trademarks, tradenames, designs and other intellectual property that they use in their operations, other than intellectual property that they could discontinue using without there being a Material Adverse Effect on the Company, and neither the Company nor any of its Subsidiaries has received a claim from any Person within the four years prior to the date of this Agreement, or otherwise has Knowledge, that it is violating any intellectual property rights of any other Persons that could result in material liability to the Company and its Subsidiaries, taken as a whole.

Section 3.15 Contracts. Section 3.15 of the Company Disclosure Letter sets forth a list of all Material Contracts to which the Company or any of its Subsidiaries is a party. Except with respect to the BBF Franchise Agreement (which is addressed exclusively in Section 3.23), with regard to each of the Material Contracts to which the Company or any of its Subsidiaries is a party, (i) to the Knowledge of the Company, the Contract is a valid and binding agreement, enforceable by the Company or its subsidiary in accordance with its terms, subject to the Enforceability Exception, (ii) the Contract is in full force and effect, and (iii) no party to the Contract has provided the Company or the Subsidiary that is a party to the Contract with (A) a written claim that the other party believes the Company or its Subsidiary is in default of any of its obligations under the Contract or (B) a written notice that the other party intends to attempt to terminate the Contract before its expiration date or to modify the Contract in a manner not specifically contemplated by the Contract terms. For the purposes of this Section 3.15, the term “Material Contract” means, as of the date hereof:

(a) A “material contract,” as that term is defined in Item 601(b)(10) of SEC Regulation S-K, with respect to the Company (excluding any forms of equity award agreement, which are addressed exclusively in Section 3.16);

(b) An agreement under which the Company or its Subsidiaries have borrowed, or have the right to borrow, more than $10,000,000;

(c) A non-competition or similar agreement that prevents the Company or any of its Subsidiaries in any material respects from engaging in any geographic area in any line of business in which any of them is engaged at the date of this Agreement;

(d) A non-solicitation or similar agreement that prevents the Company or any of its Subsidiaries from offering employment to any Person; and

(e) An agreement of a type not described in any of subsections (a) through (d) the termination of which would reasonably be expected to have a Material Adverse Effect on the Company (but excluding real property leases, which are addressed exclusively in Section 3.12).

Section 3.16 Labor and Employment Matters.

(a) As of the date of this Agreement, no union represents any employees of the Company or any of its Subsidiaries. To the Knowledge of the Company, no union is attempting, or during the three years prior to the date of this Agreement has attempted, to organize or otherwise become the bargaining representative for any employees of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is the subject of any material proceeding asserting that the Company or a Subsidiary has committed an unfair labor practice or otherwise seeking to compel it to bargain with any labor union or other labor organization.

(b) Section 3.16(b) of the Company Disclosure Letter sets forth a complete list of (i) all written employment agreements to which the Company or any of its Subsidiaries is a party (other than employment agreements with Persons who are not officers or directors of the Company or any of its Subsidiaries which (A) call for a base salary of no more than $150,000 per year and have a term of no more than two years or (B) are terminable on no more than 30 days’ advance notice without payment of a sum exceeding $150,000 (“Material Employment Agreements”)) and (ii) all material employee benefit, severance, change of control and retention plans, programs and arrangements maintained or sponsored by the Company or any of its Subsidiaries for the benefit of any employees or former employees of the Company or any of its Subsidiaries, or as to which the Company or any of its Subsidiaries otherwise is an employer (such employee benefit plans, the “Benefit Plans”). Except as would not, in aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (x) each employee benefit plan set forth on Section 3.16(b) of the Company Disclosure Letter which is required to be registered with, or approved by, a governmental agency, has been so registered with or approved by that governmental agency (or has received or is otherwise covered by a favorable determination or opinion letter from the Internal Revenue Service), and (y) each employee benefit plan set forth on Section 3.16(b) of the Company Disclosure Letter has been maintained in all material respects in accordance with its terms and any applicable provisions of Law (including, if applicable, the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Code).

(c) No plan set forth, or which should be set forth, on Section 3.16(b) of the Company Disclosure Letter is a “defined benefit plan” (within the meaning of Section 3(35) of ERISA) as to which there is an unfunded benefit liability, and neither the Company nor any of its Subsidiaries has any direct or indirect contingent liability with respect to any defined benefit plan or any “multiemployer plan” (as defined in Section 3(37) of ERISA), and the Company and its subsidiaries have no obligation to provide post-employment welfare benefits except to the extent required by Section 4980B of the Code.

(d) Neither the Company nor any of its subsidiaries has any obligation to “gross up” any tax incurred by any Person pursuant to Section 409A, 457A or 4999 of the Code.

(e) There are no Contracts, agreements or other arrangements which would reasonably be expected to result in the payment by the Company or by any of its Subsidiaries of an “excess parachute payment”, as that term is used in Section 280G of the Code, as a result of the Mergers, or the payment by the Company or any of its Subsidiaries of compensation which will not be deductible because of Section 162(m) of the Code.

Section 3.17 Anti-Money Laundering and Anti-Terrorism Statutes. The operations of the Company and its Subsidiaries are being conducted in compliance in all material respects with applicable financial recordkeeping, reporting and other requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the United and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, any applicable order or regulation issued by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), and all other applicable anti-money laundering or anti-terrorist-financing statutes, rules or regulations of any jurisdictions, and no action or proceeding by or before any Governmental Entity alleging violations of anti-money laundering statutes or anti-terrorist financing statutes by the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened.

Section 3.18 Prohibited Payments. None of the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, any of their respective directors, officers, agents, employees or any other Persons acting on behalf of the Company or any of its Subsidiaries has (i) violated the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) or any similar foreign or state legal requirement, (ii) paid, accepted or received any unlawful contributions, payments, expenditures or gifts, or (iii) violated, or operated in a manner that does not comply with, any export restrictions, anti-terrorism Law or regulation, anti-boycott regulations or embargo regulations.

Section 3.19 Insurance. The Company and each of its Subsidiaries is presently insured with respect to its assets, properties and business in such amounts, with such deductibles and against such risks and losses, and during each of the past three calendar years (or during such lesser period of time as the Company has owned a particular Subsidiary) has been insured, for commercially reasonable amounts with financially responsible insurance companies against such risks as similarly situated companies engaged in a similar business would customarily be insured.

Section 3.20 Proxy Statement. On the day the Proxy Statement is filed in definitive form with the SEC, on the day the Proxy Statement is mailed to the Company’s stockholders, and on the day of the Merger Stockholders Meeting, the Proxy Statement will not contain an untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. However, the Company does not make any representations or warranties with respect to information supplied by Parent or the Merger Subs, or supplied on their behalf by any of their Affiliates or Representatives, for inclusion in the Proxy Statement. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules of the SEC promulgated under it.

Section 3.21 Brokers. Other than fees payable to Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and their respective Affiliates, the fees and expenses of which will be paid by the Company, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Mergers or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any Subsidiary of the Company.

Section 3.22 Opinions of Financial Advisors.

(a) Credit Suisse Securities (USA) LLC has rendered its opinion to the Company Board to the effect that, as of the date of the meeting of the Company Board at which this Agreement was approved by the Company Board and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of its opinion (to be subsequently confirmed in writing), the Merger Consideration to be received by holders of Company Common Stock in the Initial Merger pursuant to this Agreement is fair, from a financial point of view, to such holders.

(b) Citigroup Global Markets Inc. has rendered its opinion to the Company Board to the effect that, as of the date of such opinion and based on and subject to the various assumptions, limitations, qualifications and other matters set forth therein, the Merger Consideration to be received by holders of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders.

Section 3.23 BBF Franchise Agreement. To the Knowledge of the Company, as of the date of this Agreement, (a) the Franchise Agreement, dated May 28, 2013, between BHH Affiliates LLC and Watermark Realty, Inc., as amended or supplemented through December 20, 2015 (the “BBF Franchise Agreement”), is in full force and effect, and (b) the franchisor has not attempted, or threatened to attempt, to cancel the BBF Franchise Agreement or modify it in any material respect because of a failure of the franchisee to fulfill all its obligations under the BBF Franchise Agreement or for any other reason.

Section 3.24 Investment Company Act. Neither the Company nor any of its subsidiaries is required to be registered as an investment company under the Investment Company Act of 1940, as amended, or to be registered under the Investment Advisers Act of 1940, as amended.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS

Except (a) as set forth in the disclosure letter that has been prepared by Parent and delivered by Parent to the Company in connection with the execution and delivery of this Agreement (the “Parent Disclosure Letter”), provided that nothing in the Parent Disclosure Letter is intended to broaden the scope of any representation or warranty of Parent or the Merger Subs made herein, or (b) as disclosed in publicly available registration statements, certifications, reports and proxy statements, filed by Parent with, or furnished by Parent to, the SEC on or after September 1, 2013 and prior to the date of this Agreement, Parent and the Merger Subs hereby jointly and severally represent and warrant to the Company that:

Section 4.1 Organization and Qualification.

(a) Parent, LLC Sub and Corporate Sub each is duly organized, validly existing and in good standing under the Laws of the State of Delaware. Parent and each of the Merger Subs has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

(b) Parent and each of the Merger Subs is qualified to do business as a foreign corporation in each state of the United States in which it is required to be qualified, except states in which the failure to qualify, in aggregate, would not have a Material Adverse Effect on Parent and its Subsidiaries taken as a whole.

Section 4.2 Corporate Authority and Approval.

(a) Each of Parent and each of the Merger Subs has all entity power and authority necessary to enable it to enter into this Agreement, perform its obligations hereunder and carry out the transactions contemplated by this Agreement. All corporate or other entity actions necessary to authorize each of Parent and Merger Subs to enter into this Agreement and carry out the transactions contemplated by it have been taken and no other corporate proceedings on the part of Parent or Merger Subs are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement, other than Parent’s written consent (following the execution of this Agreement) adopting this Agreement as the sole stockholder of Corporate Sub and filing the First Certificate of Merger and the Second Certificate of Merger. This Agreement has been duly executed by each of Parent and Merger Subs, and assuming this Agreement is a valid and binding obligation of the Company, this Agreement is a valid and binding agreement of each of Parent and each of the Merger Subs, enforceable against each of them in accordance with its terms, subject to the Enforceability Exception.

(b) When shares of Parent Class A Stock are issued in the Mergers, those shares will be duly authorized and issued, will be fully paid and non-assessable, and will be authorized for issuance on the NYSE.

Section 4.3 No Conflict; Required Filings and Consents.

(a) Neither the execution or delivery of this Agreement or of any document to be delivered in accordance with this Agreement nor the consummation of the transactions contemplated by this Agreement or by any document to be delivered in accordance with this Agreement will violate, result in a breach of, or constitute a default (or an event which, with notice or lapse of time or both would constitute a default) under, the Certificate of Incorporation or Bylaws of Parent, the LLC Agreement of LLC Sub, or the Certificate of Incorporation or Bylaws of Corporate Sub, any agreement or instrument to which Parent or either of the Merger Subs or any Subsidiary of either of them is a party or by which any of them is bound, any Law, or any order, rule or regulation of any court or governmental agency or any other regulatory or quasi-regulatory organization having jurisdiction over Parent, Merger Subs or any of their respective Subsidiaries, except violations, breaches, or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries (including, after the First Effective Time, the Initial Surviving Entity) taken together.

(b) No governmental filings, authorizations, approvals or consents, or other governmental action, other than the termination or expiration of waiting periods under the HSR Act, if any, are required to permit Parent and Merger Subs to fulfill all their obligations under this Agreement.

Section 4.4 Capitalization.

(a) The authorized stock of Parent consists of 300,000,000 shares of Parent Class A Stock, 90,000,000 shares of Class B common stock, par value $0.10 per share, 100,000,000 shares of participating preferred stock, par value $0.10 per share, and 500,000 shares of preferred stock, par value $10.00 per share. At the date of this Agreement, the only outstanding stock of Parent is not more than 200,000,000 shares of Parent Class A Stock and not more than 31,400,000 shares of Class B common stock. All those shares have been duly authorized and issued and are listed on the NYSE. Except as disclosed in the Report of Parent on Form 10-Q for the period ended May 31, 2016 which was filed with the SEC (the “Parent 10-Q”) Parent has not issued any options, warrants or convertible or exchangeable securities which are outstanding, and is not a party to any other agreements which require, or upon the passage of time, the payment of money or the occurrence of any other event may require, Parent to issue or sell any of its stock. The outstanding convertible securities issued by Parent include $157 million principal amount of 3.25% Convertible Senior Notes due 2021, which Parent can call for redemption at any time on or after November 20, 2016, which could cause some or all of those 3.25% Notes to be converted into Parent Class A Stock at the rate of approximately one share of Parent Class A Stock for each $23.50 principal amount of 3.25% Notes.

(b) Exhibit 21 to the Parent’s Annual Report on Form 10-K for the year ended November 30, 2015 (the “Parent 10-K”) and Section 4.4(b) of the Parent Disclosure Letter together contain a complete list of all the material Subsidiaries of Parent. Each Subsidiary of Parent has been duly organized and is validly existing and, to the extent the concept is applicable, in good standing under the Laws of the jurisdiction in which it was formed, except where the failure to have such power or authority would not have, or reasonably be expected to have, in the aggregate, a Material Adverse Effect on Parent. All the shares of stock or other equity interests in each of those Subsidiaries that are directly or indirectly owned by Parent have been duly authorized and validly issued and, with regard to stock of corporations or other equity interests in limited liability entities, are fully paid and non-assessable (to the extent such terms are applicable to the applicable entity form), none of those shares or other equity interests is subject to any preemptive rights, and neither Parent nor any of its Subsidiaries has issued any options, warrants or convertible or exchangeable securities, or is a party to any other agreements which require (or upon the passage of time, the payment of money or the occurrence of any other event may require) Parent or any Subsidiary to issue or transfer any shares of or other equity interests in any Subsidiary of Parent, and there are no registration covenants or transfer or voting restrictions with respect to any shares of or other equity interests in any of Parent’s Subsidiaries.

(c) Neither Parent nor any of its Subsidiaries is a party to any agreement regarding the voting of shares of Parent Class A Stock or committing Parent to register a material number of shares of Parent Class A Stock under the Securities Act (other than obligations with regard to shares issuable on conversion or exercise of convertible debt securities and stock options, in each case, that are outstanding at the date of this Agreement). No holder of Parent Class A Stock or other securities of Parent is entitled under Parent’s Certificate of Incorporation or Bylaws, or under any agreement to which Parent or any of its Subsidiaries is a party, to preemptive rights with regard to Parent Class A Stock or any other securities issued by Parent.

Section 4.5 Ownership of Merger Subs; No Prior Activities. Each of LLC Sub and Corporate Sub is directly and wholly owned by Parent. Parent has not issued any options, warrants or convertible or exchangeable securities which are outstanding, and is not a party to any other agreements, other than this Agreement, which require, or upon the passage of time, the payment of money or the occurrence of any other event may require, Parent to issue or sell any equity interest in either of LLC Sub or Corporate Sub. Each of LLC Sub and Corporate Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Each of LLC Sub and Corporate Sub has not, and on the Closing Date will not have, engaged in any activities or incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person, except activities, agreements or arrangements relating to or contemplated by this Agreement and obligations or liabilities incurred in connection with those activities and with the transactions contemplated by this Agreement.

Section 4.6 Sufficiency of Funds. Parent has available to it sufficient funds and Parent Class A Stock to consummate the Mergers on the terms contemplated by this Agreement, and at the Closing, Parent will have available and will make available to Merger Subs, all of the funds necessary to pay the Cash Consideration as contemplated by this Agreement out of its working capital or currently existing credit lines. At the Closing, Parent will have available and will make available to Merger Subs, all of the Parent Class A Stock necessary to provide the Share Consideration as contemplated by this Agreement.

Section 4.7 Parent SEC Filings; Financial Statements.

(a) Since December 1, 2014, Parent has filed with the SEC all forms, reports and documents it has been required to file under the Securities Act and the Exchange Act.

(b) The Parent 10-K and the Parent 10-Q each contained in all material respects all the information required to be included in it and when each was filed with the SEC, did not contain an untrue statement of a material fact or omit to state a material fact required in order to make the statements made in it, in light of the circumstances under which they were made, not misleading. Without limiting what is said in the preceding sentence, the financial statements included in the Parent 10-K all were prepared, and the financial information included in the Parent 10-Q was derived from financial statements which were prepared, in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto and, in the case of the Parent 10-Q, except that interim financial information does not contain all the notes required with regard to financial statements prepared in accordance with GAAP and is subject to normal year-end adjustments) and present fairly the consolidated financial condition and the consolidated results of operations of the Company and its Subsidiaries at the dates, and for the periods, to which they relate. Except as described in the notes to the financial information in the Parent 10-Q, neither Parent nor any of its Subsidiaries (i) owns any interests in any entities whose financial statements are not included in the consolidated financial statements of Parent and its Subsidiaries in the Parent 10-Q and to which Parent or any of its Subsidiaries has made capital contributions or otherwise transferred assets with a value totaling more than $50 million as to any single entity or more than $100 million in total, or the operating results of which are reflected in the consolidated financial statements of Parent and its Subsidiaries on an equity basis, or (ii) is a guarantor of, or may otherwise be liable for, indebtedness of any entity whose financial statements are not included in the consolidated financial statements of Parent and its Subsidiaries in the Parent 10-Q totaling more than $50 million as to any single entity or more than $200 million in total.

(c) Internal Controls. Parent maintains disclosure controls and procedures and a system of internal control over financial reporting that meet the requirements of Rule 13a-15 under the Exchange Act. Since December 1, 2014, Parent’s principal executive officer and its principal financial officer have disclosed, based on their most recent quarterly evaluation of internal control over financial reporting, to Parent’s auditors and the audit committee of the board of directors of Parent all significant deficiencies or material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information.

Section 4.8 No Undisclosed Liabilities. As of the date of this Agreement, neither Parent nor any of its Subsidiaries has any liabilities, contingent or otherwise, that would be required to be reflected on a consolidated balance sheet of Parent and its Subsidiaries prepared in accordance with GAAP, other than (i) liabilities reflected on the balance sheet included in the Parent 10-Q, (ii) liabilities disclosed in the notes to the financial statements in the Parent 10-K or to the financial information in the Parent 10-Q, (iii) contingent obligations disclosed in the management’s discussion and analysis of financial condition and results of operations included in the Parent 10-K or the Parent 10-Q, (iv) liabilities that were incurred after May 31, 2016 in the ordinary course of business consistent with past practice, (v) liabilities that were incurred under this Agreement or in connection with the transactions contemplated by this Agreement or (vi) liabilities that would not have, or reasonably be expected to have, a Material Adverse Effect on Parent.

Section 4.9 Absence of Certain Changes and Events. Since May 31, 2016, (i) Parent and its Subsidiaries have conducted their respective businesses in the ordinary course of business consistent with past practice in all material respects and (ii) nothing has occurred that has had or is reasonably expected to have a Material Adverse Effect on Parent.

Section 4.10 Compliance with Laws. Except (a) with respect to Tax matters (which are addressed exclusively in Section 4.12) and environmental matters (which are addressed exclusively in Section 4.13) and (b) for matters that would not reasonably be expected to have a Material Adverse Effect on Parent, Parent and each of its Subsidiaries has at all times complied, and currently is complying, with all applicable Laws (including all obligations to obtain and maintain appropriate licenses and permits).

Section 4.11 Litigation. Except for matters that would not have, or reasonably be excepted to have, a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries (including Merger Subs) is a party to (i) any legal proceeding that Parent would be required to disclose under Item 103 of SEC Regulation S-K in a filing at the date of this Agreement to which that Item applied, other than legal proceedings disclosed in the Parent 10-K, the Parent 10-Q or a Form 8-K filed with the SEC since May 31, 2016, or (ii) any suit or governmental proceeding which seeks to prevent Parent or either of the Merger Subs from completing the transactions that are the subject of this Agreement, nor, to the Knowledge of Parent, has any such legal proceeding or any such suit or governmental proceeding been threatened.

Section 4.12 Taxes.

(a) Parent and its Subsidiaries have filed when due (taking account of extensions) all income, withholding and other Tax Returns which they have been required to file (other than Tax Returns relating to Tax liabilities that are not, in aggregate, material to Parent and its Subsidiaries taken as a whole) and have paid all Taxes shown on those returns to be due. Those Tax Returns are correct and complete in all material respects and accurately reflect in all material respects all Taxes required to have been paid, except to the extent of items which may be disputed by applicable taxing authorities and which have been adequately reserved against in accordance with GAAP on the balance sheet at May 31, 2016, included in the Parent 10-Q.

(b) LLC Sub is, and has been since the date of its formation, an entity that is disregarded as separate from Parent for U.S. federal income tax purposes.

(c) Neither Parent nor any of its Subsidiaries has taken, intends to take or has agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment.

(d) There is no claim, audit, action, suit, request for written ruling, proceeding or investigation pending or threatened in writing against or with respect to Parent or any of its Subsidiaries in respect of any Tax or Tax Return which (except in the case of a request for a written ruling) if determined adversely would, individually or in aggregate, be expected to result in a material Tax deficiency.

(e) Neither Parent nor any of its Subsidiaries has participated or engaged in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

Section 4.13 Environmental Matters. Except as would not, in aggregate, reasonably be expected to have a Material Adverse Effect on Parent, to the Knowledge of Parent, (i) Parent and its Subsidiaries are and, since January 1, 2013 have been, in compliance with Environmental Laws, (ii) Parent and its Subsidiaries have all Permits which are necessary to enable them to conduct their businesses as they are being conducted on the date of this Agreement in compliance with applicable Environmental Laws, (iii) neither Parent nor any of its Subsidiaries has received any written notice from any Governmental Entity of material noncompliance or material liability under any Environmental Law, (iv)(a) neither Parent nor any of its Subsidiaries has performed any acts, including but not limited to releasing, storing or disposing of Hazardous Materials, (b) there is no condition on any property owned or leased by Parent or a Subsidiary, and (c) there is no condition on any property formerly owned or leased by Parent or a Subsidiary while Parent or a Subsidiary owned or leased that property, that, in the case of any of (a), (b) or (c), would reasonably be expected to result in material liability of Parent or a Subsidiary under any Environmental Law and (v) neither Parent nor any of its Subsidiaries is subject to any outstanding order of any court or Governmental Entity requiring Parent or any of its Subsidiaries to take, or refrain from taking, any actions in order to comply with any Environmental Law and no action or proceeding (to which either Parent or a Subsidiary is or would be a party) seeking such an order is pending or threatened against Parent or any of its Subsidiaries.

Section 4.14 Anti-Money Laundering and Anti-Terrorism Statutes. The operations of Parent and its Subsidiaries are being conducted in compliance in all material respects with applicable financial recordkeeping, reporting and other requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the United and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, any applicable order or regulation issued by OFAC, and all other applicable anti-money laundering or anti-terrorist-financing statutes, rules or regulations of any jurisdictions, and no action or proceeding by or before any Governmental Entity alleging violations of anti-money laundering statutes or anti-terrorist financing statutes by the Company or any of its Subsidiaries is pending or, to the Knowledge of Parent, threatened.

Section 4.15 Prohibited Payments. None of Parent or any of its Subsidiaries, nor, to the Knowledge of Parent, any of their respective directors, officers, agents, employees or any other Persons acting on behalf of Parent or any of its Subsidiaries has (i) violated the FCPA or any similar foreign, federal, or state legal requirement, (ii) paid, accepted or received any unlawful contributions, payments, expenditures or gifts, or (iii) violated, or operated in a manner that does not comply with, any export restrictions, anti-terrorism Law or regulation, anti-boycott regulations or embargo regulations.

Section 4.16 Proxy Statement. On the day the Proxy Statement is filed in definitive form with the SEC, on the day the Proxy Statement is mailed to the Company’s stockholders and on the day of the Merger Stockholders Meeting, none of the information supplied by Parent or Merger Subs, or supplied on their behalf by any of their Affiliates, authorized Representatives or agents, for inclusion in the Proxy Statement will contain any untrue statement of a material fact or will omit to state any material fact required to be stated as part of that information or necessary in order to make the information supplied by Parent or Merger Subs, in light of the circumstances under which it is supplied, not misleading. However, Parent and Merger Subs do not make any representations or warranties with respect to information in the Proxy Statement that is not supplied by or on behalf of Parent or either of the Merger Subs for inclusion in the Proxy Statement, or that is inconsistent with information supplied by or on behalf of Parent or the Merger Subs for inclusion in the Proxy Statement.

Section 4.17 Brokers. No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Mergers or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Subs for which the Company would have any liability if the Initial Merger does not take place.

Section 4.18 Interested Stockholder. Neither Parent, nor any of its “affiliates” or “associates”, is or at any time during the past three years has been an “interested stockholder” of the Company (all such quoted terms being used as defined in Article TENTH B of the Certificate of Incorporation of the Company).

ARTICLE V

ACTIONS PRIOR TO THE MERGERS

Section 5.1 Conduct of Business by the Company.

(a) From the date of this Agreement until the earlier of the First Effective Time or the time this Agreement is terminated in accordance with Article VII, except to the extent required by Law, as may be consented to in writing by Parent, as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 5.1 of the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to (i) operate its business in all material respects in the ordinary course of business consistent with past practice, (ii) maintain all its assets in good repair and condition (except to the extent of reasonable wear and use or of damage by fire or other unavoidable casualty or by any reason outside of the Company’s or its Subsidiaries’ control) and (iii) take all commercially reasonable steps available to it to maintain the goodwill of its businesses. The impact of any loss of employees to the extent attributable to the announcement, pendency or consummation of this Agreement or the transactions contemplated by this Agreement will not be a breach of this Section 5.1(a). Without limiting the foregoing, from the date of this Agreement until the earlier of the First Effective Time or the time this Agreement is terminated in accordance with Article VII, except to the extent required by Law, as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 5.1 of the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to, take any of the following actions:

(i) make any borrowings other than borrowings in the ordinary course of business under working capital lines which are disclosed in the notes to the financial statements included in the Company 10-K or the notes to the financial information included in the Company 10-Q;

(ii) enter into any material contractual commitments involving capital expenditures, loans or advances, and not voluntarily incur any contingent liabilities, except in each case (A) in the ordinary course of business or (B) with respect to any land development, land acquisition or construction contract in the form in which it exists at the date of this Agreement;

(iii) redeem or purchase any of its stock or declare or pay any dividends, or make any other distributions or repayments of debt to its stockholders (other than payments by Subsidiaries of the Company to the Company or to wholly owned Subsidiaries of the Company);

(iv) make any loans or advances (other than advances in the ordinary course for travel and other normal business expenses) to stockholders, directors, officers or employees;

(v) make any material change to its methods of accounting in effect as of the date hereof, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law, or make any change with respect to accounting policies, unless required by GAAP or the SEC;

(vi) purchase, sell, dispose of or encumber any material property or assets, or engage in any material activities or transactions, except (i) purchases or sales in accordance with Contracts entered into before the date of this Agreement as they are in effect on the date of this Agreement, (ii) purchases of real property for use in their homebuilding business having a purchase price with regard to any single purchase or group of related purchases of less than $15 million or less than $75 million in the aggregate, (iii) bulk land sales having a sale price as to any single sale or group of related sales of less than $5 million, (iv) sales of homes or lots in the ordinary course of business, (v) the exercise of options to purchase real property in the ordinary course of business and (vi) grants of easements and other encumbrances in the ordinary course of business to the extent such easements and encumbrances would not reasonably be expected to materially interfere with the use of the properties for the purposes for which they were acquired or as the Company currently intends to use them;

(vii) become engaged in any lines of business in which it is not actively engaged on the date of this Agreement or discontinue any line of business in which it is actively engaged on the date of this Agreement;

(viii) (x) enter into or amend any employment, bonus, severance or similar agreements or arrangements that would have constituted a Material Employment Agreement if in place on the date hereof or (y) increase the salaries of any employees, other than through normal annual merit increases or otherwise in connection with any promotion to fill a bona fide vacancy in a position in the aggregate averaging not more than 5% (provided that any promotional increase to an amount not exceeding the salary of the prior employee who vacated the applicable position will not count toward such 5%);

(ix) adopt, become a sponsoring employer with regard to, or amend, any defined benefit plan or post-employment health or welfare plan or arrangement (other than as required by Law);

(x) amend its Certificate of Incorporation or Bylaws;

(xi) (i) issue or sell any of its stock or any options, warrants or convertible or exchangeable securities that may entitle holders to acquire its stock, in each case, except in connection with the vesting or settlement of any equity incentive awards outstanding at the date of this Agreement under the Equity Plan, the LTI Plans or otherwise, or (ii) split, combine, or reclassify its outstanding stock;

(xii) enter into an agreement to modify in any material respect the nature or limits (including retention amounts) of insurance coverage that it or its Subsidiaries maintain;

(xiii) (i) make, change or revoke any material elections under the Code or any state, local or foreign Tax Laws, (ii) change any annual tax accounting period, (iii) materially amend any Tax Return relating to a material amount of Taxes, (iv) adopt or change an accounting method in respect of Taxes except as required by applicable Law, (v) consent to any extension or waiver of the limitation period applicable to a Tax Return relating to a material amount of Taxes, (vi) request a Tax ruling, (vii) engage in any transaction that will give rise to a material deferred gain or loss, (viii) enter into a tax sharing, tax indemnity or tax allocation agreement (other than as part of arrangements entered into in the ordinary course of business or in connection with transactions not primarily related to Taxes), (ix) surrender any right to request a material refund of Taxes or (x) settle or otherwise agree to a resolution of any material claim or assessment relating to Taxes;

(xiv) take any action, or fail to take any action, which action or failure to act prevents or impedes (whether as a direct or indirect consequence), or could reasonably be expected to prevent or impede, the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment;

(xv) take any action or fail to take any action that would reasonably be expected to prevent or materially delay the consummation of the Initial Merger or the other transactions contemplated by this Agreement; and

(xvi) authorize or enter into any agreement to take any of the actions referred to in subparagraphs (i) through (xv) above.

(b) Nothing contained in this Agreement is intended to give Parent or Merger Subs, directly or indirectly, the right to control or direct the operations of the Company or any subsidiary of the Company prior to the First Effective Time. Prior to the First Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective businesses and operations.

Section 5.2 Conduct of Business by Parent and Merger Subs.

(a) From the date of this Agreement until the earlier of the First Effective Time or the time this Agreement is terminated in accordance with Article VII, except to the extent required by Law or as may be expressly required or permitted pursuant to this Agreement, Parent shall, and shall cause Merger Subs and each of its other Subsidiaries to, use commercially reasonable efforts to (i) operate its business in all material respects in the ordinary course of business consistent with past practice, (ii) maintain all its assets in good repair and condition (except to the extent of reasonable wear and use or of damage by fire or other unavoidable casualty or by any reason outside of Parent’s or its Subsidiaries’ control) and the goodwill of its businesses. Without limiting the foregoing, from the date of this Agreement until the earlier of the First Effective Time or the time this Agreement is terminated in accordance with Article VII, except to the extent required by Law, as may be expressly required or permitted pursuant to this Agreement, as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned) or as set forth in Section 5.2 of the Parent Disclosure Letter, Parent shall not, and shall not permit either of the Merger Subs to, take any of the following actions:

(i) amend or propose to amend its Certificate of Incorporation or Bylaws (or such equivalent organizational or governing documents of any subsidiary if such amendment would be adverse to Parent or the Company);

(ii) split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests;

(iii) take any action or fail to take any action (including entering into agreements with respect to any acquisitions, mergers, consolidations or business combinations) which would, or would reasonably be expected to: (A) result in the inability to pay the Share Consideration pursuant to Article II or (B) restrict, or reasonably be expected to restrict, the ability of the holders of Parent Class A Stock received as Share Consideration to sell any shares of such Parent Class A Stock following the First Effective Time;

(iv) take any action or fail to take any action (including entering into any Contract, or authorizing, committing or agreeing to enter into any Contract), which would, or would reasonably be expected to, impair Parent’s ability to pay the aggregate Cash Consideration pursuant to Article II and any other amounts required to be paid by Parent and the Merger Subs in connection with the consummation of the Mergers or the other transactions contemplated by this Agreement;

(v) adopt a plan of complete or partial liquidation or authorize a dissolution, consolidation, recapitalization or bankruptcy reorganization if such transaction would reasonably be expected to prevent or materially delay the consummation of the Initial Merger or the other transactions contemplated by this Agreement;

(vi) take any action, or fail to take any action, which action or failure to act prevents or impedes (whether as a direct or indirect consequence), or could reasonably be expected to prevent or impede, the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment;

(vii) take any action or fail to take any action that would reasonably be expected to prevent or materially delay the consummation of the Initial Merger or the other transactions contemplated by this Agreement; or

(viii) authorize or enter into any agreement to take any of the actions referred to in subparagraphs (i) through (vii) above.

(b) Without limiting the foregoing, Parent shall not engage in, or announce, any capital markets activities (including any issuances or repurchases) that would be reasonably likely to affect the value of the Share Consideration during the period beginning 15 NYSE trading days prior to the day on which the Merger Stockholders Meeting is scheduled to be held and ending on the Closing Date, provided that Parent will not be required to comply with this Section 5.2(b) if Parent has delivered the Cash Election Notice pursuant to the terms hereof.

Section 5.3 Preparation of the Proxy Statement and Form S-4; Stockholders Meeting.

(a) As soon as practicable following the date of this Agreement, the Company will prepare a proxy statement for use in connection with the Merger Stockholders Meeting (the “Proxy Statement”) and Parent will prepare and file with the SEC a registration statement on Form S-4 relating to the shares of Parent Class A Stock to be issued as a result of the Initial Merger (the “Registration Statement”), in which the Proxy Statement will be included as a prospectus. The Proxy Statement will include the Company Board Recommendation, unless the Company Board effects a Change of Recommendation pursuant to Section 5.3(d). The Parties shall file or furnish in connection with the Registration Statement any statement or schedule relating to this Agreement and the transactions contemplated by this Agreement that is required by applicable SEC rules or requested by the staff of the SEC. Each of the Company and Parent shall use their respective reasonable best efforts to furnish to the Party responsible for preparing the Proxy Statement or the Registration Statement, as applicable, the information required by the SEC to be included in the Proxy Statement, the Registration Statement and any such statement or schedule. Each of the Company and Parent will use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and keep the Registration Statement effective until the Initial Merger is effective or until this Agreement is terminated in accordance with its terms. Parent shall use reasonable best efforts to obtain any necessary state securities Law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. The Company shall use its reasonable best efforts to cause the Proxy Statement to be filed with the SEC and distributed to the holders of Company Common Stock and made available on the internet as promptly as practicable after the Registration Statement is declared effective under the Securities Act. No filing of, or amendment or supplement to, the Registration Statement will be made by Parent, and no filing of, or amendment or supplement to the Proxy Statement will be made by the Company without providing the other Party a reasonable opportunity to review and comment thereon (and good faith consideration by Parent or the Company, as applicable, of all such comments); provided, however, that the Company may amend or supplement the Proxy Statement without the review or comment of Parent in the event of a Change of Recommendation. If at any time prior to the Closing any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, is discovered by the Company or Parent that should be set forth in an amendment or supplement to either the Registration Statement or the Proxy Statement, so that either such document would include in all material respects all the information required to be included in it and would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information will promptly notify the other Party and an appropriate amendment or supplement describing such information will be promptly filed with the SEC and, to the extent required by Law or requested by the staff of the

SEC, disseminated to the holders of Company Common Stock. The Parties will notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Registration Statement or for additional information and each Party will promptly supply the other Party with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, the Registration Statement or the transactions contemplated by this Agreement and (ii) all orders of the SEC relating to the Registration Statement; provided that no response to any oral or written request by the SEC with respect to the Registration Statement or the Proxy Statement will be made by Parent or the Company, as applicable, without providing the other Party a reasonable opportunity to review and comment thereon (and good faith consideration by Parent or the Company, as applicable, of all such comments).

(b) The Company will take all action that is necessary in accordance with applicable Law and its Certificate of Incorporation and Bylaws to convene a special meeting of its stockholders (including any adjournment or postponement thereof, the “Merger Stockholders Meeting”) as soon as practicable after the Registration Statement becomes effective for the purpose of obtaining the Company Stockholder Approval (and shall, subject to the other provisions herein relating to the timing of such meeting, use its commercially reasonable efforts to convene the Merger Stockholders Meeting within 35 days after the Registration Statement becomes effective, if applicable); provided that in no event shall the Company be required to convene the Merger Stockholders Meeting earlier than 15 Business Days after the end of the Transaction Solicitation Period. Notwithstanding anything else in this Agreement to the contrary, the Company may, without the consent of Parent, adjourn or postpone the Merger Stockholders Meeting for up to 30 days (or for such longer period as is required by Law) (i) if as of the time for which the Merger Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement), (x) any of the conditions set forth in Section 6.1 and Section 6.2 (other than receipt of the Company Stockholder Approval and those conditions that by their nature are to be satisfied at the Closing) have not been satisfied or (y) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Merger Stockholders Meeting, (ii) if the failure to adjourn or postpone the Merger Stockholders Meeting would reasonably be expected to be a violation of applicable Law, (iii) for the distribution of any legally required supplement or amendment to the Proxy Statement or (iv) to solicit additional proxies if the Company reasonably determines that it is necessary or advisable to do so in order to obtain the Company Stockholder Approval. Subject to Section 5.3(d) and Section 5.5, the Company will use its reasonable best efforts to solicit from its stockholders proxies or votes giving the Company Stockholder Approval.

(c) Parent will notify the Company promptly after it receives notice that the Registration Statement has become effective or that a stop order has been issued with regard to the Registration Statement.

(d) The Company will not take any action, other than terminating this Agreement if it is entitled to do so under Article VII, which prevents the holders of the Company Common Stock from voting on a proposal to adopt this Agreement. Notwithstanding the foregoing or anything else to the contrary set forth in this Agreement, the Company Board may at any time withhold, amend, withdraw, qualify or modify the Company Board Recommendation in a manner adverse to consummation of the Mergers if the Company Board determines, in good faith after consultation with its outside counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable Law (a “Change of Recommendation”); provided that a Change of Recommendation will not be a basis for the Company to cancel the Merger Stockholders Meeting or otherwise attempt to prevent the holders of the Company Common Stock from having an opportunity to vote on a proposal to adopt this Agreement, unless such Change of Recommendation results in termination of this Agreement under Article VII.

Section 5.4 Regulatory Approval. The Company and Parent will each make as promptly as practicable all filings, if any, required under any Antitrust Laws (including the HSR Act) with regard to the transactions that are the subject of this Agreement. If applicable, the Company and Parent shall each use its best efforts (including providing information to the Federal Trade Commission and the Department of Justice) to cause (a) any waiting periods required by Antitrust Laws (including the HSR Act) or pursuant to any other Antitrust Laws to be terminated or to expire as promptly as practicable and (b) any antitrust, competition or other investigations related to the transactions contemplated by this Agreement to conclude as promptly as practicable, provided that Parent will not be required in order to terminate any waiting period or to prevent or resolve any objection by any Government Entity (including the Federal Trade Commission and the Antitrust Division of the Department of Justice) to agree to dispose of, or hold separate, any business or aspect of a business or otherwise restrict any business activities or agree not to engage in any business activities in the future. In the event any Government Entity challenges or threatens to challenge the transactions that are the subject of this Agreement based upon any Antitrust Laws or other competition Laws, the Company and Parent shall each use its best efforts to defend against that challenge, including engaging in litigation, through all available appeals. The Company and Parent will each provide information and cooperate in all other respects to assist the other of them in fulfilling the foregoing commitments.

Section 5.5 Transaction Solicitation Period.

(a) Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. New York City time on October 26, 2016 (the “Transaction Solicitation Period”), the Company and its Subsidiaries may, directly or indirectly, including with the assistance of investment bankers, attorneys, accountants and other Representatives of the Company, (i) actively seek and take any action to initiate, solicit, encourage or otherwise facilitate (whether publicly or otherwise) any Acquisition Proposal, and (ii) enter into, participate in, maintain or continue any discussions or negotiations relating to, or that may be expected to lead to, an Acquisition Proposal, and in connection with such efforts, the Company may authorize its or any of its Subsidiaries’ officers, directors, employees, agents or other Representatives (including any investment banker, attorney or accountant retained by the Company or by any of the Subsidiaries of the Company), directly or indirectly, to initiate, solicit, encourage or otherwise facilitate (whether publicly or privately) efforts by any Person or group (each a “Prospective Acquirer”) to decide whether to make an Acquisition Proposal.

(b) During the Transaction Solicitation Period, the Company may provide non-public information about the Company and its Subsidiaries to Prospective Acquirers, but the Company will not provide, or authorize anyone to provide, non-public information about the Company or any of its Subsidiaries to a Prospective Acquirer unless the Prospective Acquirer enters into a confidentiality agreement with the Company that has substantially the same terms with respect to confidentiality as those contained in Section 9.2 (an “Acceptable Confidentiality Agreement”). If the Company provides to any Prospective Acquirer non-public information about the Company or any of its Subsidiaries that the Company has not provided to Parent, the Company will promptly provide that non-public information to Parent.

(c) Without limiting what is said in Section 5.5(b), if at any time during the Transaction Solicitation Period, the Company Board receives a bona fide, written Acquisition Proposal from a Prospective Acquirer, then, unless the Company Board determines, within three days after the Company Board receives such Acquisition Proposal, that such Acquisition Proposal does not cause the Prospective Acquirer to be an Excluded Party, as promptly as practicable, and in any event within three days, after the Company receives such Acquisition Proposal, the Company will inform Parent about such Acquisition Proposal, including the identity of the Prospective Acquirer and a reasonably detailed description of its material terms.

Section 5.6 No Solicitation of Offers; Notice of Proposals from Others.

(a) After the end of the Transaction Solicitation Period, except as otherwise provided in Section 5.6(b), the Company shall, except, in each case, with respect to any Excluded Party, (i) terminate all ongoing discussions regarding Acquisition Proposals or otherwise regarding possible Acquisition Transactions and (ii) not authorize or permit its or any of its Subsidiaries’ officers, directors, employees, agents or other Representatives (including any investment banker, attorney or accountant acting on behalf of the Company or by any of the Subsidiaries of the Company), directly or indirectly, to initiate, solicit, knowingly encourage or otherwise knowingly facilitate (by making available non-public information or otherwise) any Acquisition Proposal or any inquiry, proposal or offer with respect to a possible Acquisition Transaction; provided, however, nothing contained herein shall prohibit a verbal interaction initiated by a Prospective Acquirer on an unsolicited basis so long as the Company’s participation is solely to clarify the terms and conditions of any proposal the Prospective Acquirer has made. If the Company provides to any Prospective Acquirer non-public information about the Company or any of its Subsidiaries that the Company has not provided to Parent, the Company will promptly provide that non-public information to Parent.

(b) Notwithstanding anything to the contrary set forth in Section 5.6(a) or elsewhere in this Agreement, the Company, its Subsidiaries and their respective Representatives may (i) request clarifications from, provide non-public information about the Company and its Subsidiaries (subject to an Acceptable Confidentiality Agreement) to and engage in discussions and negotiations with a Prospective Acquirer regarding a possible Acquisition Transaction in response to an Acquisition Proposal or any inquiry, proposal or offer with respect to a possible Acquisition Transaction that the Company receives after the end of the Transaction Solicitation Period despite complying in all material respects with Section 5.6(a), and that the Company Board determines, in good faith after consultation with the Company’s financial advisor and outside counsel, constitutes, or would reasonably be expected to result (if consummated in accordance with its terms) in, a transaction that would be more favorable to the holders of the Company Common Stock than the Mergers, and (ii) execute and enter into a binding agreement, on such terms and conditions as the Company Board may determine (an “Alternative Acquisition Agreement”), with respect to an Acquisition Proposal that the Company Board determines constitutes a Superior Proposal; provided that any Alternative Acquisition Agreement must expressly provide that the Company may terminate such Alternative Acquisition Agreement without cost to the Company, and the Company will not have any obligations or be subject to any restrictions under or as a result of the Alternate Acquisition Agreement in the event Parent agrees, pursuant to the terms of Section 7.1(d)(ii), to amend the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal.

(c) If at any time after the end of the Transaction Solicitation Period, the Company receives an Acquisition Proposal, a request for non-public information in connection with an Acquisition Proposal or an indication that a Prospective Acquirer intends to make an Acquisition Proposal, as promptly as practicable, and in any event within two Business Days, after the Company receives such Acquisition Proposal, request for non-public information or indication of intent to make an Acquisition Proposal, the Company will inform Parent about such Acquisition Proposal, request or indication, including the identity of the Prospective Acquirer from which the Acquisition Proposal, request or indication was received, and a reasonably detailed description of its material terms, and the Company will promptly, from time to time, provide Parent with any additional material information the Company obtains regarding the Acquisition Proposal, request or indication, including information about steps that are taken in response to it or in furtherance of a possible Acquisition Transaction.

Section 5.7 Financing Cooperation.

(a) Subject to the other provisions of this Section 5.7, the Company will, and will use reasonable best efforts to cause its and its Subsidiaries’ officers and employees to, at Parent’s sole expense, cooperate in all reasonable respects with the efforts of Parent to arrange any financing that Parent expects to use after the Closing. Parent shall give the Company reasonable opportunity to review and comment upon any materials that include information about the Company or any of its Subsidiaries prepared in connection with such financing, and Parent shall include in such materials comments reasonably proposed by the Company. Notwithstanding anything to the contrary contained in this Agreement, neither the Company nor any of its Subsidiaries shall be required prior to consummation of the Initial Merger to (i) pay any fees in connection with any such financing, (ii) incur any liability of any kind (or cause their respective Representatives to incur any liability of any kind) in connection with such financing if the Initial Merger does not take place, (iii) enter into any binding agreement or commitment in connection with such financing that is not conditioned on the occurrence of the Initial Merger and does not terminate without liability to the Company or any of its Subsidiaries upon termination of this Agreement, or (iv) take any action that would (A) unreasonably interfere with the ongoing operations of the Company and its Subsidiaries prior to the Initial Merger, (B) cause any representation or warranty in this Agreement to be breached, (C) cause any director, officer or employee of the Company or any of its Subsidiaries to incur any personal liability, (D) conflict with the charter, the bylaws (or similar organizational documents) of the Company or any of the Subsidiaries of the Company or any Laws, (E) result in the contravention of, or that could reasonably be expected to result prior to the Initial Merger in a violation or breach of, or a default under, any Contract to which the Company or any of its Subsidiaries is a party or (F) require the Company, prior to the Initial Merger, to provide access to or disclose information that the Company determines would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries.

(b) Parent shall promptly following delivery of invoices reimburse the Company for any reasonable out-of-pocket expenses and costs (including reasonable attorneys’ fees) incurred by the Company, its Subsidiaries and their respective Representatives in connection with any cooperation contemplated by this Section 5.7. The Company (until consummation of the Initial Merger), its Affiliates and their respective Representatives (collectively, the “Financing Indemnitees”) shall be indemnified and held harmless by Parent and Merger Subs, jointly and severally, for and against any and all liabilities, losses, damages, claims, costs, expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation), interest, awards, judgments and penalties suffered or incurred, directly or indirectly, by the Financing Indemnitees in connection with the arrangement of any financing or any information utilized in connection therewith or the Company’s cooperation with respect thereto. This Section 5.7(b) shall survive the consummation of the Merger and the Closing and any termination of this Agreement, and is intended to benefit, and may be enforced by, the Financing Indemnitees and their respective heirs, executors, estates, personal representatives, successors and assigns, and shall be binding on all successors and assigns of Parent. All non-public or other confidential information regarding the Company or any of its Subsidiaries obtained by Parent, Merger Subs or their Representatives pursuant to this Section 5.7 or otherwise shall be kept confidential in accordance with the Confidentiality Agreement.

(c) Each of Parent and each of the Merger Subs acknowledges and agrees that the obtainment of financing is not a condition to the Closing.

Section 5.8 Return of Materials Subject to Confidentiality Agreements. As promptly as practicable after the date of this Agreement, to the extent permitted by applicable confidentiality agreements, the Company will request that any Person that holds confidential information provided by or on behalf of the Company during the two years prior to the date of this Agreement under a confidentiality agreement entered into in connection with a possible acquisition of the Company or a significant portion of its or any of its material Subsidiaries’ assets (other than through sales in the ordinary course of business) promptly return to the Company or destroy such confidential information.

Section 5.9 Communications to Company Employees. The Company shall provide Parent reasonable opportunity to review and comment on the form of any written statements to employees of the Company and its Subsidiaries informing them about the Mergers prior to any distribution of such statements. For the avoidance of doubt, this Section 5.9 does not apply to matters contemplated by Section 9.3.

Section 5.10 Defense Against Litigation. The Company shall promptly advise Parent of any litigation commenced after the date hereof against the Company or any of its directors (in their capacity as such) by any holder of Company Common Stock (on their own behalf or on behalf of the Company) relating to this Agreement or the transactions contemplated hereby, and shall keep Parent reasonably informed regarding any such litigation. The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such litigation and shall consider Parent’s views with respect to such litigation or settlement. Parent shall promptly advise the Company of any litigation commenced after the date hereof against Parent, its Affiliates or any of its directors (in their capacity as such) in connection with this Agreement or the transactions contemplated hereby.

Section 5.11 Efforts of Parent and Merger Subs to Fulfill Conditions. Subject to the terms and conditions of this Agreement (including Section 5.5 and Section 5.6), Parent and each of the Merger Subs each will use its reasonable best efforts to cause all the conditions set forth in Section 6.1 and Section 9.17 (to the extent applicable to Parent and Merger Subs) and Section 6.2 to be fulfilled as promptly as practicable after the end of the Transaction Solicitation Period and consummate the Mergers. Without limiting what is said in the first sentence of this Section 5.11, neither Parent nor any of its Subsidiaries (including either Merger Sub) will do anything that would prevent the Mergers from qualifying as a “reorganization” under Section 368(a) of the Code (if the Merger Consideration includes shares of Parent Class A Stock).

Section 5.12 Efforts of the Company to Fulfill Conditions. Subject to the terms and conditions of this Agreement (including Section 5.5 and Section 5.6), the Company will use its reasonable best efforts to cause all the conditions set forth in Section 6.1 and Section 9.17 (to the extent applicable to the Company) and Section 6.3 to be fulfilled as promptly as practicable after the end of the Transaction Solicitation Period and consummate the Mergers. Without limiting what is said in the first sentence of this Section 5.12, neither the Company nor any of its Subsidiaries will do anything that would prevent the Mergers from qualifying as a “reorganization” under Section 368(a) of the Code (if the Merger Consideration includes shares of Parent Class A Stock).

ARTICLE VI

CONDITIONS PRECEDENT TO THE MERGERS

Section 6.1 Conditions to the Obligations of Each Party. The respective obligations of each Party to effect the Initial Merger shall be subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) HSR. If filings under the HSR Act are required, all applicable waiting periods under the HSR Act applicable to the Initial Merger or any of the other transactions contemplated by this Agreement shall have expired or been terminated.

(c) No Injunctions or Restraints. No order issued by any court of competent jurisdiction or other restraint or prohibition of any Governmental Entity shall be in effect, and no Law shall exist, that, in either case, prohibits or otherwise makes illegal the consummation of the Initial Merger.

(d) Registration Statement. The Registration Statement will have become effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement will have been issued and no proceedings for that purpose will have been initiated or threatened in writing by the SEC; provided, however, that this provision shall not be a condition to any Party’s obligation to effect the Initial Merger if Parent has delivered the Cash Election Notice pursuant to the terms hereof.

(e) Listing. The shares of Parent Class A Stock to be issued in the Initial Merger shall have been approved for listing on the NYSE, subject to official notice of issuance; provided, however, that this provision will not be a condition to the Company’s obligation to effect the Mergers if Parent has delivered the Cash Election Notice pursuant to the terms hereof.

Section 6.2 Conditions to the Obligations of the Company. The obligation of the Company to effect the Initial Merger is further subject to satisfaction of the following conditions (any or all of which may be waived by the Company at any time prior to the First Effective Time):

(a) Representations and Warranties. The representations and warranties of Parent and Merger Subs (i) set forth in Section 4.1(a), Section 4.2(a), Section 4.4(a), Section 4.6 and Section 4.17 (the “Parent Fundamental Representations”) will, except as contemplated by this Agreement, be true and correct in all material respects on the Closing Date with the same effect as though made on that date (except that any representation and warranty that relates expressly to a specified date or a specified period need only to have been true and correct in all material respects with regard to the specified date or period) and (ii) all representations and warranties other than the Parent Fundamental Representations will, except as contemplated by this Agreement, be true and correct in all respects on the Closing Date with the same effect as though made on that date (except that any representation and warranty that relates expressly to a specified date or a specified period need only to have been true and correct with regard to the specified date or period), except where failures of representations and warranties to be so true and correct (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein), in aggregate, would not have a Material Adverse Effect on Parent or Parent’s and the Merger Subs’ ability to consummate the transactions contemplated by this Agreement, and Parent will have delivered to the Company a certificate dated the Closing Date and signed by an officer of Parent to that effect.

(b) Performance of Obligations. Parent and Merger Subs will have fulfilled in all material respects all their obligations under this Agreement required to have been fulfilled on or before the Closing Date.

(c) Tax Opinion. The Company will have received an opinion from Latham & Watkins LLP, dated the Closing Date, to the effect that the Mergers will constitute a reorganization within the meaning of Section 368(a) of the Code (the “Company Tax Opinion”); provided, however, that this provision shall not be a condition to the Company’s obligation to effect the Mergers if Parent has delivered the Cash Election Notice pursuant to the terms hereof.

(d) Certificate. Parent will have delivered to Latham & Watkins LLP a certificate signed by an executive officer of Parent certifying as to representations substantially in the form set forth on Exhibit B; provided, however, that this provision shall not be a condition to the Company’s obligation to effect the Mergers if Parent has delivered the Cash Election Notice pursuant to the terms hereof.

Section 6.3 Conditions to the Obligations of Parent and Merger Subs. The obligations of Parent and the Corporate Sub to complete the Initial Merger are further subject to the following conditions (any or all of which may be waived by Parent at any time prior to the First Effective Time):

(a) Representations and Warranties. The representations and warranties of the Company (i) set forth in Section 3.1(a), Section 3.2(a), Section 3.4(a) and Section 3.21 (the “Company Fundamental Representations”) will, except as contemplated by this Agreement, be true and correct in all material respects on the Closing Date with the same effect as though made on that date (except that any representation and warranty that relates expressly to a specified date or a specified period need only to have been true and correct in all material respects with regard to the specified date or period) and (ii) all representations and warranties other than the Company Fundamental Representations will, except as contemplated by this Agreement, be true and correct in all respects on the Closing Date with the same effect as though made on that date (except that any representation and warranty that relates expressly to a specified date or a specified period need only to have been true and correct with regard to the specified date or period), except where failures of representations and warranties to be so true and correct (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein), in aggregate, would not have a Material Adverse Effect on the Company, and the Company will have delivered to Parent a certificate dated the Closing Date and signed by an officer of the Company to that effect.

(b) Performance of Obligations. The Company shall have fulfilled in all material respects all its obligations under this Agreement required to have been fulfilled on or before the Closing Date.

Section 6.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Subs may rely on the failure of any condition precedent set forth in this Article VI to be satisfied to the extent such failure was caused by such Party’s (or in the case of Parent or Merger Subs, any such Parties’) failure to comply with its (or their) obligations set forth in this Agreement to consummate and make effective the transactions provided for herein.

ARTICLE VII

TERMINATION

Section 7.1 Right to Terminate. This Agreement may be terminated at any time prior to the First Effective Time (whether or not the Company’s stockholders have adopted this Agreement):

(a) By mutual written consent of the Company and Parent.

(b) By either the Company or Parent if the Closing Date does not occur on or before March 22, 2017 (the “Outside Date”); provided, however, that if any condition set forth in Section 6.1(b) or Section 6.1(c) shall not have been satisfied or duly waived by all Parties entitled to the benefit of such condition by the fifth Business Day prior to the Outside Date, the Company may, by written notice to Parent, extend the Outside Date by two additional months until May 22, 2017, which date shall thereafter be considered the Outside Date; provided, further, that if on May 22, 2017, any condition set forth in Section 6.1(b) or, solely to the extent pertaining to Antitrust Laws, Section 6.1(c), shall not have been satisfied or duly waived by all Parties entitled to the benefit of such condition, the Company may, by written notice to Parent, extend the Outside Date by an additional ten months until March 22, 2018; provided, further, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any Party whose breach of any provision under this Agreement has been the primary cause of the failure of the Closing to occur prior to the Outside Date.

(c) By either the Company or Parent if any order of any Governmental Entity having competent jurisdiction is entered permanently enjoining the Company, Parent or Merger Subs from consummating the Mergers and such order has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to any Party whose breach of any provision of this Agreement was the primary cause of the imposition of any such order or the failure of such order to be resisted, resolved or lifted, as applicable.

(d) By the Company if:

(i) There exists a breach of any representation or warranty of Parent or either Merger Sub contained in this Agreement such that the condition set forth in Section 6.2(a) is not capable of being satisfied by the Outside Date, and such breach is incapable of being cured in a manner to satisfy such condition by the Outside Date or is not cured by Parent in a manner sufficient to satisfy such condition within 45 Business Days after Parent receives written notice of such breach from the Company (which notice shall specify in reasonable detail the nature of such breach and the Company’s intention to terminate this Agreement if such breach is not cured); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if, at the time of such termination, the Company is in breach of any representation, warranty, covenant or agreement that would result in a failure of any condition set forth in Section 6.1 or Section 6.3.

(ii) Prior to the receipt of the Company Stockholder Approval, (A) the Company receives an Acquisition Proposal that the Company Board determines constitutes a Superior Proposal, (B) at least three Business Days prior to the termination of this Agreement, the Company gives Parent and the Merger Subs a notice (a “Superior Proposal Termination Notice”) (x) including a copy of an Alternative Acquisition Agreement or a final draft of such an agreement with respect to such Acquisition Proposal, (y) stating what the Company Board has determined in good faith to be the value per share of Company Common Stock of the consideration the Company’s stockholders would receive as a result of the Superior Proposal and (z) stating that unless Parent agrees to amend the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal, this Agreement will terminate on a date set forth in the Superior Proposal Termination Notice (which will be no earlier than the day after the expiration of the three Business Day notice period (or two

Business Day notice period for a new Superior Proposal Termination Notice, if applicable)), (C) during such three Business Day period (or such two Business Day period for a new Superior Proposal), the Company negotiates with Parent in good faith (if Parent desires to negotiate) regarding changes to the terms and conditions in this Agreement that would cause the transaction that is the subject of this Agreement to be at least as favorable to the holders of the Company Common Stock as the Acquisition Proposal it has determined to be a Superior Proposal (including describing to Parent how the Company Board values the components of the Acquisition Proposal it has determined constitutes a Superior Proposal, how the Company Board values the components of the Merger Consideration, and all other respects in which the Company Board believes the Acquisition Proposal is or may be more favorable to the holders of the Company Common Stock than this Agreement), (D) Parent fails to agree by the termination date set forth in the Superior Proposal Termination Notice to amend this Agreement so that, in the good faith judgment of the Company Board, based on the factors described to Parent, the transaction that is the subject of this Agreement as amended would be at least as favorable to the holders of the Company Common Stock as the Acquisition Proposal (and therefore, the Acquisition Proposal no longer constitutes a Superior Proposal), and (E) concurrently with the termination of this Agreement, the Company pays, or causes to be paid, to Parent $11,250,000 (the “Excluded Party Termination Fee”) if the Superior Proposal was received by the Company from an Excluded Party, or $22,500,000 (the “Termination Fee”) if the Superior Proposal was not received from an Excluded Party; provided that in the event of any material amendment to such Acquisition Proposal that would cause the Company Board to determine that such Acquisition Proposal is a Superior Proposal despite the amendments to this Agreement, if any, that had been agreed to by Parent, the Company shall be required (but only on two additional occasions) to deliver a new Superior Proposal Termination Notice to Parent and the Merger Subs (provided that any new Superior Proposal Termination Notice need only be given at least two Business Days prior to the termination of this Agreement), which new Superior Proposal Termination Notice shall become the operative Superior Proposal Termination Notice for purposes of this Section 7.1(d)(ii). A Superior Proposal Termination Notice (including a new Superior Proposal Termination Notice) may be revoked by the Company prior to the termination of this Agreement.

(iii) All of the conditions set forth in Section 6.1 and Section 6.3 have been satisfied or waived, and Parent and Corporate Sub have failed to consummate the Initial Merger by the time the Closing should have occurred pursuant to Section 1.2.

(e) By Parent if:

(i) There exists a breach of any representation or warranty of the Company contained in this Agreement such that the condition set forth in Section 6.3(a) is not capable of being satisfied by the Outside Date, and such breach is incapable of being cured in a manner sufficient to satisfy such condition by the Outside Date or is not cured by the Company in a manner to satisfy such condition within 45 Business Days after the Company receives written notice of such breach from Parent (which notice shall specify in reasonable detail the nature of such breach and Parent’s intention to terminate this Agreement if such breach is not cured); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(e)(i) if, at the time of such termination, Parent is in breach of any representation, warranty, covenant or agreement that would result in a failure of any condition set forth in Section 6.1 or Section 6.2.

(ii) Prior to the receipt of the Company Stockholder Approval, (w) the Company Board effects a Change of Recommendation (other than in connection with the exercise of the Company’s rights pursuant to Section 7.1(d)(ii)), (x) a third party makes a public statement that the Company Board intends to effect a Change of Recommendation (other than in connection with the exercise of the Company’s rights pursuant to Section 7.1(d)(ii)) and the Company does not issue and file with the SEC a public statement denying that that the Company Board intends to effect a Change of Recommendation within three Business Days following a request by Parent to do so, (y) somebody other than Parent commences a tender offer or exchange offer for 15% or more of the outstanding Company Common Stock and the Company Board, or a committee of the Company Board, recommends that the Company’s stockholders tender all or a portion of their Company Common Stock in response to such tender offer or exchange offer, or somebody other than Parent announces an intention to commence a tender offer or an exchange offer for 15% or more of the outstanding Company Common Stock and states that the Company Board intends to recommend that the Company’s stockholders tender all or a portion of their Company Common Stock in response to such tender offer or exchange offer and the Company does not within 10 Business Days issue and file with the SEC a public statement denying that that is the case or (z) somebody other than Parent commences a tender offer or exchange offer for 15% or more of the outstanding Company Common Stock and the Company does not within 10 Business Days after the tender offer or exchange offer is commenced file with the SEC a Statement on Schedule 14D-9 which includes a recommendation that holders of Company Common Stock not tender their Company Common Stock in response to the tender offer or exchange offer. If Parent terminates this Agreement as permitted by this Section 7.1(e)(ii), within five Business Days after this Agreement is terminated, the Company will pay Parent the Termination Fee, unless such termination was in connection with the commencement of a tender offer or exchange offer by an Excluded Party, in which case the Company shall be required to pay Parent within five Business Days after this Agreement is terminated, the Excluded Party Termination Fee rather than the Termination Fee.

Section 7.2 Manner of Terminating Agreement. If at any time the Company or Parent has the unilateral right under Section 7.1 to terminate this Agreement, except as specifically provided in Section 7.1, such Party may terminate this Agreement by a notice to the other Party that it is terminating this Agreement, specifying the provision hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, and, with regard to a termination by the Company under Section 7.1(d)(ii), the Company’s making, or causing to be made, the payment described in that Section.

Section 7.3 Effect of Termination. If this Agreement is terminated pursuant to Section 7.1 and Section 7.2, following such termination, this Agreement shall be null and void and no Party will have any further rights or obligations hereunder; provided that the provisions of Section 5.7(b), this Article VII, Article IX and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement. If this Agreement is terminated (x) in a manner pursuant to which the Excluded Party Termination Fee or the Termination Fee is payable then the payment of such amount shall be the sole and exclusive remedy of Parent and Merger Subs hereunder or (y) in a manner not contemplated in the preceding clause (x), then nothing shall relieve either party of liability for any breach of this Agreement which occurs before this Agreement is terminated.

ARTICLE VIII

OTHER AGREEMENTS

Section 8.1 Indemnification and Insurance.

(a) Parent and Merger Subs agree that all rights of indemnification, advancement of expenses, exculpation and limitation of liabilities existing in favor of the current or former directors, officers and employees of the Company and its Subsidiaries and each such Person who served at the request of the Company or any of its Subsidiaries as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (the “Indemnified Parties”) as provided in the Company’s Certificate of Incorporation and Bylaws or similar organizational documents of any Subsidiary of the Company or under any indemnification, employment or other similar agreements between any Indemnified Party and the Company or any Subsidiary of the Company, in each case as in effect on the date of this Agreement with respect to matters occurring prior to the First Effective Time, shall survive the Mergers and continue in full force and effect in accordance with their respective terms. Parent hereby guaranties the indemnification and expense advancement obligations of the Final Surviving Entity and its Subsidiaries under those provisions of the Company’s Certificate of Incorporation or Bylaws. Parent will, or will cause the Final Surviving Entity to, maintain in effect for not less than six years after the First Effective Time, with respect to occurrences prior to the First Effective Time, the Company’s policies of directors’ and officers’ liability insurance which are in effect on the date of this Agreement and are set forth on Section 8.1 of the Company Disclosure Letter (notwithstanding any provisions of those policies that they will terminate as a result of the Mergers), or substantially similar insurance, to the extent that insurance is available at an annual cost not exceeding 300% of the annual cost of the policies of directors and officers liability insurance which are in effect at the date of this Agreement, and to the extent that insurance is not available at an annual cost that will not exceed that amount, Parent will, or will cause the Final Surviving Entity to, maintain in effect for that period the maximum amount of such insurance coverage that can be obtained for that maximum annual cost.

(b) Each of Parent, the Final Surviving Entity and the Indemnified Parties shall cooperate in the defense of any litigation, claim or proceeding relating to any acts or omissions covered under this Section 8.1 and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith. Notwithstanding anything to the contrary contained in this Section 8.1 or elsewhere in this Agreement, neither Parent nor the Final Surviving Entity shall (and Parent shall cause the Final Surviving Entity not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation of an Indemnified Party for which indemnification may be sought under this Section 8.1 unless such settlement, compromise, consent or termination includes an unconditional release of such Indemnified Party from all liability arising out of such claim, action, suit, proceeding or investigation, and does not include an admission of fault or wrongdoing by any Indemnified Party or such Indemnified Party otherwise consents in writing to such settlement, compromise, consent or termination.

(c) In the event that Parent or the Final Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, or if Parent dissolves the Final Surviving Entity, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of Parent or the Final Surviving Entity assume the obligations set forth in this Section 8.1.

(d) The provisions of this Section 8.1 shall (i) survive the consummation of the Mergers, (ii) are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their respective heirs and Representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise. From and after the First Effective Time, the provisions of this Section 8.1 may not be amended in any manner adverse to any Indemnified Party without his or her consent.

Section 8.2 Employee Benefits Matters.

(a) Parent shall cause the Final Surviving Entity to honor and fulfill all written employment agreements to which the Company or any of its Subsidiaries is a party at the date of this Agreement (or otherwise becomes a party on or after the date of this Agreement without breach of the terms of this Agreement) and all of the employee benefit plans maintained or sponsored by the Company or any of its Subsidiaries at the date of this Agreement (or otherwise maintained or sponsored on or after the date of this Agreement without breach of the terms of this Agreement) for the benefit of any employees or former employees of the Company or any of its Subsidiaries (including, without limitation, the Material Employment Agreements and Material Benefit Plans) (collectively, the “Company Benefit Plans”) in effect as of immediately prior to the First Effective Time, in accordance with their terms as in effect immediately prior to the First Effective Time. Effective as of the First Effective Time and for a period of no less than one year thereafter, Parent shall provide, or shall cause the Final Surviving Entity to provide, to each employee of the Company or its Subsidiaries who continues to be employed by the Parent or the Final Surviving Entity or any Subsidiary thereof (collectively, the “Continuing Employees”), (i) compensation (including, without limitation, cash incentive compensation opportunities and any equity-based compensation (other than pursuant to the LTI Plans)), that is not less favorable than the compensation they were receiving as employees of the Company immediately before the First Effective Time (excluding, for purposes of compensation in respect of periods on or after January 1, 2017, cash incentive compensation opportunities under the 2016 WCI Management Incentive Compensation Plan), and (ii) employee benefits that (A) if the First Effective Time is on or before December 31, 2016, are, (x) on and before December 31, 2016, not less favorable than the employee benefits they were receiving as employees of the Company immediately before the First Effective Time, and (y) beginning January 1, 2017, the same as those provided to employees of Parent or its Subsidiaries in South Florida who are performing similar functions, and (B) if the First Effective Time is on or after January 1, 2017, are, from the First Effective time until December 31, 2017, at the election of Parent, either (x) the same as those being provided by the Company immediately prior to the First Effective Time, or (y) the same as those provided by Parent and its Subsidiaries to their similarly-situated employees during such period (provided that, in all cases, from the First Effective Time through December 31, 2017, the vacation and other paid time off policies applicable to the Continuing Employees (and, for the avoidance of doubt, the timing of accrual thereunder) shall be no less favorable than those applicable to the Continuing Employees immediately prior to the First Effective Time). Effective as of the First Effective Time and thereafter, Parent shall provide, or shall cause the Final Surviving Entity to provide, that periods of employment with the Company (including any current or former Affiliate of the Company or any predecessor of the Company) shall be taken into account for all purposes under all employee benefit plans maintained by Parent or any of its Subsidiaries (“Parent Benefit Plans”) for the benefit of the Continuing Employees, including without limitation vacation or other paid-time-off plans or arrangements, 401(k), pension or other retirement plans and any severance or health or welfare plans (other than for purposes of determining any accrued benefit under any defined benefit pension plan or as would result in a duplication of benefits).

(b) Effective as of the First Effective Time and thereafter, Parent shall, and shall cause the Final Surviving Entity to, (i) ensure that no eligibility waiting periods, actively-at-work requirements or pre-existing condition limitations or exclusions shall apply with respect to the Continuing Employees under the applicable Parent Benefit Plan (except to the extent applicable under Company Benefit Plans immediately prior to the First Effective Time), (ii) waive any and all evidence of insurability requirements with respect to such Continuing Employees to the extent such evidence of insurability requirements were not applicable to the Continuing Employees under the Company Benefit Plans immediately prior to the First Effective Time, and (iii) credit each Continuing Employee with all deductible payments, out-of-pocket or other co-payments paid by such employee under the Company Benefit Plans prior to the First Effective Time during the year in which the Mergers occur for the purpose of determining the extent to which any such employee has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any Parent Benefit Plan for such year. The Mergers shall not affect any Continuing Employee’s accrual of, or right to use, in accordance with Company policy as in effect immediately prior to the First Effective Time, any personal, sick, vacation or other paid-time-off accrued but unused by such Continuing Employee immediately prior to the First Effective Time, except to the extent of accruals relating to periods after December 31, 2017 (which will be subject to Parent’s policies and practices regarding personal, sick, vacation and other paid-time-off).

(c) The Company and Parent shall use commercially reasonable efforts to cooperate with each other and with any “disqualified individual” (within the meaning of Section 280G of the Code) to reduce the amount of any “parachute payments” (within the meaning of Section 280G(b)(2) of the Code), including by reason of Section 280G(b)(4)(A) of the Code, payable to such disqualified individual to the extent that such parachute payments could otherwise be subject to the excise tax imposed by Section 4999 of the Code so that such excise tax will not apply or will be reduced; provided, however, that in no event shall the Company or Parent require that any disqualified individual waive any right to any payment or benefit (or waive any acceleration of any payment of benefit) pursuant to any plan or agreement covering such disqualified individual as of the date hereof.

(d) Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Final Surviving Entity or any other Subsidiary of Parent, or shall interfere with or restrict in any way the rights of Parent, the Final Surviving Entity or any other Subsidiary of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Final Surviving Entity, the Company or any Subsidiary of Parent and the Continuing Employee or any severance, benefit or other applicable plan or program of Parent covering such Continuing Employee. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 8.2 shall (i) be deemed or construed to be an amendment or other modification of any Company Benefit Plan or Parent Benefit Plan, or (ii) create any third party rights in any current or former service provider of the Company or its Subsidiaries (or any beneficiaries or dependents thereof).

ARTICLE IX

GENERAL

Section 9.1 Expenses. Except as otherwise expressly provided herein, the Company, Parent and Merger Subs will each pay their own expenses in connection with the transactions that are the subject of this Agreement, including legal fees and disbursements, whether or not the Mergers are consummated.

Section 9.2 Access to Properties, Books and Records. Subject to Section 5.7(b), from the date of this Agreement until the earlier of the First Effective Time or the time this Agreement is terminated in accordance with Article VII, the Company will, and will cause each of its Subsidiaries to, give Representatives of Parent and the Merger Subs, or of any potential lenders or other sources of financing to Parent or the Merger Subs for financing to be used by Parent and its Subsidiaries after the Mergers, full access during normal business hours to all of their respective properties, books and records and to personnel who are knowledgeable about the various aspects of the business of the Company and its Subsidiaries. Notwithstanding the foregoing, the Company shall not be required to provide access to, or cause its Subsidiaries to provide access to, or disclose any information or documents which would (in the reasonable judgment of the Company) be reasonably likely to (a) constitute a waiver of the attorney-client or other privilege held by the Company or any of its Subsidiaries, (b) violate any applicable Laws (and the Company shall be permitted to implement customary “clean-room” or other similar arrangements if the Company reasonably determines, upon advice of outside counsel, that such arrangements are necessary to comply with applicable Law), (c) unreasonably disrupt the businesses and operations of the Company or any of its Subsidiaries, (d) breach any agreement of the Company or any of its Subsidiaries with any Third Party or (e) in the reasonable judgment of the Company, result in the disclosure of trade secrets of a Third Party or violate its or its Subsidiaries’ obligations to a Third Party with respect to confidentiality; provided that the Company will use reasonable best efforts to obtain the consent of the Third Parties to the inspection or disclosure. Until the Closing, Parent and the Merger Subs each will, and will cause their Representatives to, hold all information they receive as a result of their access to the properties, books, records and personnel of the Company or its subsidiaries in confidence, except to the extent that information (a) is or becomes available to the public (other than through a breach of this Agreement), (b) becomes available to Parent or the Merger Subs from a Third Party that is not under an obligation to the Company, or to a subsidiary of the Company, to keep the information confidential, (c) was known to Parent or its Affiliates (which includes the Merger Subs) before it was made available to Parent or the Merger Subs or their Representatives by the Company or a subsidiary, (d) otherwise is independently developed by Parent or Merger Subs or their Affiliates, (e) Parent reasonably believes is required to be included in the Registration Statement, the Proxy Statement or another document filed with or furnished to the SEC, or (f) Parent reasonably determines, based on advice of legal counsel, that Parent is required to disclose in response to legal process or an order of a court or other Governmental Entity. If this Agreement is terminated before the First Effective Time, Parent and the Merger Subs each will, at the request of the Company, deliver to the Company all documents and other material obtained by Parent or either of the Merger Subs from the Company or a subsidiary in connection with the transactions which are the subject of this Agreement or evidence that that material has been destroyed by Parent or the Merger Subs.

Section 9.3 Press Releases. The Company and Parent will consult with each other before issuing any press releases or otherwise making any public statements with respect to this Agreement, the Mergers and the transactions contemplated by this Agreement, but nothing in this Section 9.3 will prevent any Party or any Affiliate of any Party from making any statement or announcement when and as required by Law or by the rules of any securities exchange or securities quotation or trading system on which securities of that Party or an Affiliate are listed, quoted or traded. Notwithstanding the foregoing, in connection with any action by the Company or the Company Board permitted by Section 5.3(d) or Section 5.5, the Company shall not be required to consult with Parent or the Merge Subs prior to issuing any press release or otherwise making any public announcements with respect to such actions and the reasons for such actions.

Section 9.4 Entire Agreement. This Agreement (together with the Company Disclosure Letter, the Parent Disclosure Letter and the other exhibits and schedules to this Agreement), the Confidentiality Agreement and the documents to be delivered in accordance with this Agreement contain the entire agreement among the Company, Parent and Merger Subs relating to the transactions which are the subject of this Agreement and those other documents, all prior negotiations, understandings and agreements between the Company and either Parent or Merger Subs are superseded by this Agreement and those other documents, and each Party acknowledges and agrees that it has not relied upon any statements, representations, warranties, understandings or agreements concerning or relating to the transactions that are the subject of this Agreement or those other documents other than those expressly set forth in this Agreement or those other documents.

Section 9.5 Benefit of Agreement. This Agreement is not intended to be for the benefit of, or to give any rights to, anybody other than the Parties, their respective successors and any permitted assigns, except (a) as stated in Section 8.1 and, from and after the Closing, the rights of holders of Company Common Stock and the holders of other securities of the Company to receive the consideration pursuant to the Mergers as set forth in Article I and Article II and (b) any rights holders of Company Common Stock and the holders of other securities of the Company may have to seek damages (which, to the extent available at law, may include loss of the economic benefits they were to receive under this Agreement) or any other relief (including equitable relief) to which they are entitled, and any rights of the Company to seek such damages or other relief on their behalf. Without limiting the foregoing, the Parties may intend that some of the representations and warranties in this Agreement represent an allocation among the Parties of risks associated with particular matters rather than assurances of the existence of particular facts or conditions. Accordingly, no Persons other than the Parties may assert any claim based upon the fact that actual facts or conditions are not as stated in particular representations and warranties.

Section 9.6 Effect of Disclosures. Any information disclosed by the Company or Parent in the Company Disclosure Letter or the Parent Disclosure Letter, respectively, will be treated as having been disclosed in connection with each representation and warranty made by such Party in this Agreement, but shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever. Any such information relating to any possible breach or violation of any Contract or Law shall not be construed as an admission or indication with respect to any third party that any such breach or violation exists or has actually occurred.

Section 9.7 Interpretation; Headings; Captions; Mutual Drafting.

(a) In this Agreement, unless otherwise specified, the following rules of interpretation apply: (i) references to Articles, Sections, Schedules, Annexes and Exhibits are references to articles, sections or sub-sections of, and schedules, annexes and exhibits to, this Agreement; (ii) references to any Person include references to such Person’s successors and permitted assigns; (iii) words importing the singular include the plural and vice versa; (iv) whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa; (v) references to the word “including” do not imply any limitation; (vi) references to months are to calendar months; (vii) the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement; (viii) references to “$” or “dollars” refer to the currency of the United States; (ix) any dollar or percentage thresholds set forth herein shall not be used as a benchmark for the determination of what is or is not “material” or a “Material Adverse Effect” under this Agreement; (x) a defined term has its defined meaning throughout this Agreement and in each Exhibit, Annex and Schedule to this Agreement, regardless of whether it appears before or after the place where it is defined; (xi) when used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if”; (xii) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (xiii) any reference to “days” means calendar days unless Business Days are expressly specified; and (xiv) the term “or” shall be deemed to mean “and/or,” except that if use of “and” or use of “or would cause a provision to have different meanings, in that provision the term “or” will mean “or.” The table of contents, headings and captions of the articles and sections of this Agreement are for convenience only, and do not affect the meaning or interpretation of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. To the extent Parent has delivered the Cash Election Notice pursuant to the terms hereof, any references in this Agreement to the Registration Statement will be disregarded mutatis mutandis.

(b) The Parties have participated jointly in the negotiation and drafting of this Agreement, and in the event of an ambiguity or if a question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 9.8 Assignments. Neither this Agreement nor any of the rights, interests or obligations of any Party hereunder, may be assigned (by operation of law of otherwise), except that either Merger Sub may assign its rights under this Agreement to an entity that is a directly wholly owned subsidiary of Parent and, as to an assignment by LLC Sub, which entity is treated as disregarded as separate from Parent for U.S. federal income tax purposes (provided that such assignment by either of the Merger Subs shall not impede or delay the consummation of the transactions contemplated by this Agreement, including the Mergers, or otherwise materially adversely affect the rights of the stockholders of the Company under this Agreement). No assignment by any Party shall relieve such Party of any of its obligations hereunder. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 9.9 Notices and Other Communications. Any notice or other communication under this Agreement must be in writing and will be deemed given when it is delivered in person or sent by facsimile or electronic mail (with proof of receipt at the facsimile number or email address to which it is required to be sent), on the Business Day after the day on which it is delivered to a major nationwide overnight delivery service for next Business Day delivery, or on the third Business Day after the day on which it is mailed by first class mail from within the United States, to the following addresses (or such other address as may be specified by the Party to which the notice or communication is sent after the date of this Agreement in the manner required by this Section 9.9):

(a)	If to Parent or Merger Subs:

Lennar Corporation

700 N.W. 107th Avenue

Miami, Florida 33172

Attention: Rick Beckwitt

Facsimile No. (469) 587-5220

Email Address: rick.beckwitt@lennar.com

and

Lennar Corporation

700 N.W. 107th Avenue

Miami, Florida 33172

Attention: General Counsel

Facsimile No. (305) 559-6650

Email Address: mark.sustana@lennar.com

with a copy (which will not constitute notice) to:

David Bernstein

Goodwin Procter LLP

620 Eighth Avenue

New York, New York 10018

Facsimile No.: (212) 355-3333

Email Address: davidbernstein@goodwinlaw.com

(b)	If to the Company:

WCI Communities, Inc.

24301 Walden Center Drive

Bonita Springs, Florida 34134

Attention: Keith Bass

                 Vivien Hastings

Email Address: keithbass@wcicommunities.com

                           vivienhastings@wcicommunities.com

with a copy (which will not constitute notice) to:

Latham & Watkins LLP

885 Third Avenue,

New York, New York 10022-4834

Attention: Charles K. Ruck

                  Thomas J. Malone

Facsimile No: (212) 751-4864

Email Address: charles.ruck@lw.com

                           thomas.malone@lw.com

Section 9.10 Governing Law. This Agreement will be governed by, and construed under, the Laws of the State of Delaware applicable to contracts executed in and to be performed entirely within the State, without regard to conflicts of laws principles that would apply the Laws of any other jurisdictions.

Section 9.11 Consent to Jurisdiction. The Company, Parent and each Merger Sub agrees that any action or proceeding relating to this Agreement or the transactions that are the subject of this Agreement shall be heard and determined in the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the district of Delaware), and any appellate court from any thereof, and each of them irrevocably submits to the exclusive jurisdiction and venue of such courts in any such action or proceeding and irrevocably waives the defense of an inconvenient forum and all other defenses to venue in any such court in any such action or proceeding. The consents to jurisdiction and venue set forth in this Section 9.11 shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties. The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment. The Parties agree that process in any such action or proceeding may be served by registered mail or in any other manner permitted by the rules of the court in which the action or proceeding is brought.

Section 9.12 Remedies; Specific Performance. The Parties acknowledge that money damages would not be an adequate remedy if the Company, Parent or Merger Subs failed to perform in any material respect any of its obligations under this Agreement in accordance with the terms hereof, and accordingly they agree that in addition to any other remedy to which a Party may be entitled at law or in equity, any Party will be entitled to obtain an order compelling specific performance of another Party’s obligations under this Agreement, without any requirement that it post a bond, and the Parties agree that if any proceeding is brought in equity to compel performance of any provision of this Agreement, no Party will raise the defense that there is an adequate remedy at law. Except as otherwise provided herein, no remedy will be exclusive of any other remedy to which a Party may be entitled hereunder, or by law or equity, and the remedies available to a Party will be cumulative.

Section 9.13 Attorney Conflicts and Attorney Client Privilege. Parent, the Company, and Merger Subs agree that, although Latham & Watkins LLP (“Latham & Watkins”) has rendered, and may continue to render, legal services to the Company prior to the Closing, including legal services relating to the transactions that are the subject of this Agreement, Latham & Watkins will have the right, after the Closing, to render legal services to any stockholder, director or employee of the Company, including with regard to any disputes relating to this Agreement or the transactions that are contemplated by this Agreement, and Parent, the Company and each of the Merger Subs each waives any right it might have to seek to disqualify Latham & Watkins from rendering legal services to any stockholder, director or employee of the Company on the basis of a conflict of interest because Latham & Watkins rendered legal services to the Company, because of information of which Latham & Watkins may have become aware while rendering legal services to the Company, or for any other reason.

Section 9.14 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, INCLUDING ANY ACTION

OR PROCEEDING BROUGHT BY WAY OF COUNTERCLAIM AND ANY ACTION OR PROCEEDING RELATING TO THE NEGOTIATION, PERFORMANCE OR ENFORCEMENT OF THIS AGREEMENT. EACH OF THE PARTIES CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (d) SUCH PARTY IS AWARE THAT OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 9.14.

Section 9.15 Amendments. To the extent permitted by applicable Law, this Agreement may be amended by the Parties by action taken by or on behalf of their respective Boards of Directors at any time prior to the First Effective Time, whether before or after the Company Stockholder Approval; provided, however, that after the Company Stockholder Approval (a) there shall be no amendment that decreases the Merger Consideration and there shall be no amendment to Section 8.1, and (b) no amendment that requires further approval by the Company stockholders may be made without such Company stockholder approval. This Agreement may be amended only by a document in writing signed by each of the Company, Parent and Merger Subs.

Section 9.16 Counterparts. This Agreement may be executed in two or more counterparts, some of which may be signed by fewer than all the Parties or may contain facsimile copies of pages signed by some of the Parties. Each of those counterparts will be deemed to be an original copy of this Agreement, but all of them together will constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic transmission, including by e-mail attachment, shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.17 Tax Matters.

(a) The Company will use its reasonable best efforts to cause Latham & Watkins LLP to provide the Company Tax Opinion. None of the Parties will take or knowingly fail to take (or cause any other person to take or knowingly fail to take) any action, which action or failure to act could reasonably be expected to prevent or impede the ability of Latham & Watkins LLP to deliver the Company Tax Opinion.

(b) The Parties to this Agreement intend that, for U.S. federal income tax purposes, (i) the Initial Merger and the Subsequent Merger, taken together, constitute an integrated plan described in Rev. Rul. 2001-46, 2001-2 C.B. 321 (the “Integrated Transaction”), (ii) the Integrated Transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder and each of Parent and the Company will be a “party to a reorganization” within the meaning of Section 368(b) of the Code and the Treasury Regulations promulgated under it, (iii) this Agreement will constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g), and (iv) the Fractional Share Consideration will be treated consistent with the principles set forth in Rev.Rul.

66-365, 1966-2 C.B. 116 (the treatment described in clauses (i) through (iv) being, collectively, the “Intended Tax Treatment”), provided that if the Merger Consideration is paid entirely as Cash Consideration, the “Intended Tax Treatment” will be treatment of the Initial Merger as a taxable purchase of stock of the Company. After the Closing, unless the Merger Consideration is being paid entirely as Cash Consideration, none of the Parties shall take any action, or knowingly fail to take any action, which action or failure to act could reasonably be expected to prevent or impede the transactions that are the subject of this Agreement from qualifying for the Intended Tax Treatment. Unless otherwise required by Law or the Merger Consideration is being paid entirely as Cash Consideration, the Parties will in all Tax Returns report the Mergers in a manner consistent with the Intended Tax Treatment and no Party will take a position inconsistent with that treatment, unless required to do otherwise pursuant to a final determination as defined in Section 1313(a) of the Code (or pursuant to any similar provision of applicable state, local or foreign Law).

(c) Parent and the Company shall each use their best efforts to deliver to Latham & Watkins LLP (i) at any time upon the request of Latham & Watkins LLP in connection with any tax opinions required to be issued in connection with the Proxy Statement and (ii) again prior to the Closing, a certificate, dated as of the necessary date for the Proxy Statement or as of the Closing, as applicable, signed by an executive officer of Parent or the Company, as applicable, certifying as to representations substantially in the form set forth on Exhibit B (in the case of Parent) and Exhibit C (in the case of the Company).

(d) Notwithstanding anything herein to the contrary, the provisions of this Section 9.17 shall not be applicable following the delivery of a Cash Election Notice by Parent pursuant to the terms hereof.

Section 9.18 Non-Survival of Representations, Warranties and Agreements. The representations, warranties, covenants and agreements in this Agreement and any certificate delivered pursuant hereto by any Person shall terminate at the First Effective Time, except that this Section 9.18 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance in whole or in part after the First Effective Time, including those contained in Article I, Article II, this Article IX, Section 5.8, Section 8.1, Section 8.2 and Section 9.17.

Section 9.19 Extension; Waiver. At any time prior to the First Effective Time, the Parties may, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement by the Company stockholders, no extension or waiver that, by Law, requires further approval by such Company stockholders may be made without such Company stockholder approval. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed by such Party. The failure or delay of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights, nor shall any single or partial exercise of any right under this Agreement preclude any other or further exercise of any rights hereunder.

Section 9.20 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to negotiate in good faith to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 9.21 Obligations of Parent. Whenever this Agreement requires a Subsidiary of Parent to take any action (including Merger Subs, the Initial Surviving Entity and the Final Surviving Entity), such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Parent will take all actions necessary to (a) cause Merger Subs to comply with this Agreement, perform each of their obligations under this Agreement and to consummate the Mergers, in each case, on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Closing, Merger Subs shall not conduct any business or make any investments other than as specifically contemplated by this Agreement, or incur or guarantee any indebtedness or liabilities.

Section 9.22 Certain Definitions. For purposes of this Agreement, the term:

(a) “Acquisition Proposal” shall mean any indication of interest, proposal or offer from any Third Party relating to an Acquisition Transaction.

(b) “Acquisition Transaction” shall mean, in a single or series of related transactions, (i) the direct or indirect acquisition by any Third Party of equity securities representing 50% or more of the voting power of the Company, (ii) any merger, consolidation, business combination, share exchange, recapitalization, or similar transaction involving the Company or any Subsidiary of the Company and a Third Party, (iii) any acquisition or sale of assets, exclusive license, liquidation, dissolution, disposition or other transaction which would result in any Third Party acquiring, or exclusively licensing, assets representing, directly or indirectly, 20% or more of the revenues or fair market value of the assets of the Company and the Subsidiaries of the Company, taken as a whole, or (iv) any tender offer or exchange offer, as such terms are defined under the Exchange Act, or other transaction that, if consummated, would result in any Third Party beneficially owning equity securities representing 50% or more of the voting power of the Company.

(c) “Affiliate” shall mean a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person, where “control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of any Equity Interests, by Contract or otherwise.

(d) “Antitrust Laws” shall mean any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through mergers or acquisitions, including the HSR Act.

(e) “Business Day” shall have the meaning ascribed thereto in Rule 14d-1(g)(3) under the Exchange Act.

(f) “Code” shall mean the United States Internal Revenue Code of 1986, as amended.

(g) “Company Common Stock” shall mean the common stock of the Company, par value $0.01 per share.

(h) “Company Stockholder Approval” shall mean the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock.

(i) “Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated as of May 13, 2016, between the Company and Parent, as such agreement may be amended from time to time.

(j) “Contract” shall mean with respect to a Person any oral or written note, bond, mortgage, indenture, Lease, sublease, license, sublicense, purchase order, contract, agreement, arrangement or other understanding or obligation that is legally binding on such Person, including any amendments, renewals or modifications thereto.

(k) “Enforceability Exception” shall mean the effect on enforceability of (A) bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and (B) rules of law and general principles of equity, including those governing specific performance (except as expressly provided in this Agreement), injunctive relief, and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law), and concepts of materiality, reasonableness, good faith and fair dealing and the discretion of the court before which a proceeding is brought.

(l) “Environmental Law” shall mean any United States or other national, state or local law, rule, regulation, or other legally enforceable guideline or requirement of a Governmental Entity relating to protection of the environment or to environmental conditions which affect human health or safety.

(m) “Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(n) “Excluded Party” shall mean any Person or group from whom the Company has received, after the execution of this Agreement and prior to the end of the Transaction Solicitation Period, a written Acquisition Proposal that the Company Board, not later than the last day of the Transaction Solicitation Period, determines, in good faith, after consultation with the Company’s financial advisor, constitutes, or would reasonably be expected to result (if consummated in accordance with its terms) in, a transaction that would be more favorable to the Company’s stockholders than the Mergers.

(o) “Governmental Entity” shall mean any United States or foreign governmental authority, including any national, federal, territorial, state, commonwealth, province, territory, county, municipal, district, local governmental jurisdiction of any nature or any other governmental or quasi-governmental authority of any nature (including any governmental department, division, agency, bureau, office, branch, court, arbitrator, commission, tribunal, taxing or other governmental instrumentality) or any political or other subdivision or part of any of the foregoing or any self-regulatory organization, in each case of competent jurisdiction and with authority to act with respect to the matter in question.

(p) “Hazardous Materials” shall mean any material, substance, mixture or waste that is defined, listed or regulated as “hazardous,” “toxic”, “radioactive,” a “pollutant” or a “contaminant” (or terms of similar intent or meaning) under Environmental Laws, including petroleum and petroleum by-products, asbestos or asbestos containing materials, or urea formaldehyde insulation, toxic mold, polychlorinated biphenyls, flammable or explosive substances, or pesticides.

(q) “HSR Act” shall mean the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

(r) “Knowledge” shall mean (i) with respect to the Company, the actual knowledge of the individuals set forth in Section 9.22(r) of the Company Disclosure Letter and (ii) with respect to Parent or Merger Subs, the actual knowledge of the individuals set forth in Section 9.22(r) of the Parent Disclosure Letter.

(s) “Law” shall mean any federal, state, local, foreign or international law, statute, treaty, convention or ordinance, common law, or any rule, regulation, code, requirement, ordinance, edict, decree, directive or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

(t) “Material Adverse Effect” shall mean a material adverse effect upon the consolidated financial position, results of operations or business of a Person and its Subsidiaries, taken as a whole; provided that the following shall not constitute, either individually or in combination, a “Material Adverse Effect” or be taken into account when determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur: (A) any changes in the economy or financial, credit or capital markets in the United States (the “United States”) or in the world in general, including changes in interest or exchange rates, (B) any changes in the availability or cost of borrowings or other costs of financing in the United States, (C) any changes affecting the industry or industries in which such Person or its Subsidiaries conduct their businesses, (D) changes in GAAP, accounting standards, or in any Law applicable to such Person or any of its Subsidiaries, or any interpretation thereof after the date hereof, (E) any changes relating to acts of God, calamities, terrorism, national political or social conditions, including the engagement by any country in hostilities, or the escalation or worsening thereof, (F) any changes to the extent attributable to the announcement, pendency or consummation of this Agreement or the transactions contemplated by this Agreement (including any loss of employees or any loss of, or any disruption in, supplier, licensor, licensee, partner or similar relationships) or resulting from compliance with the terms of this Agreement, (G) with respect to the Company, any failure by the Company to meet any internal or third party estimates, projections or forecasts of revenue, earnings or other financial performance for any period ending (or for which revenues, earnings or other financial results are released) on or after the date hereof (provided that the underlying cause of the failure to meet estimates, projections or forecasts may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein), (H) with respect to the Company, any change, in and of itself, in the trading price or trading volume of Company Common Stock on the NYSE, (I) with respect to either the Company or Parent, any legal proceeding commenced against the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, arising from or otherwise relating to the Mergers or any other transaction contemplated hereby, (J) with respect to the Company, any action taken or not taken by the Company or its Subsidiaries as expressly permitted or required by this Agreement or any action taken or not taken with the written consent or at the written direction of Parent, or (K) with respect to either the Company or Parent, any item set forth in the Company Disclosure Letter, or the Parent Disclosure Letter, except to the extent that the effect of a change described in one or more of clauses (A) through (E) materially disproportionately adversely affects such Person and its Subsidiaries, taken as a whole, as compared to other companies engaged in similar businesses, and then only to the extent of such disproportionality.

(u) “NYSE” shall mean New York Stock Exchange.

(v) “Parent Class A Stock” shall mean the Class A common stock of Parent, par value $0.10 per share.

(w) “Permit” shall mean any permit, license, franchise, registration, qualification, right, variance, certificate, authorization, approval, clearance, or certification of any Governmental Entity.

(x) “Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, Governmental Entity or other entity.

(y) “Representatives” shall mean, with respect to any Person, such Person’s controlled Affiliates and its and their respective directors, officers, employees, members, partners, accountants, consultants, advisors, attorneys, agents and other representatives acting on its or their behalf.

(z) “SEC” shall mean the United States Securities and Exchange Commission.

(aa) “Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(bb) “Subsidiary” of any Person shall mean (i) any corporation of which a majority of the equity interests entitled to vote generally in the election of directors thereof, at the time as of which any determination is being made, are owned, directly or indirectly, by such Person and (ii) any joint venture, general or limited partnership, limited liability company or other legal entity in which such Person is the record or beneficial owner, directly or indirectly, of a majority of the voting interests or the general partner or the managing member.

(cc) “Superior Proposal” shall mean an Acquisition Proposal that includes a proposed price and a definitive agreement for the Company and the applicable counterparty to consummate the Acquisition Proposal that the Company Board determines, in good faith after consultation with the Company’s financial advisor and outside counsel, constitutes, or would reasonably be expected to result (if consummated in accordance with its terms) in a transaction that would be more favorable to the holders of the Company Common Stock than the Mergers.

(dd) “Tax” or “Taxes” shall mean (i) any and all United States federal, state or local or non-United States taxes, levies, assessments, tariffs, fees, duties or other similar governmental charges in the nature of a tax, including all income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, stamp duty reserve, license, payroll, withholding, ad valorem, value added, alternative or add-on minimum, environmental, premium, customs, social security, unemployment, registration, escheat and unclaimed property and other taxes, together with any additions to tax, penalties and interest imposed with respect thereto, (ii) any liability for the payment of amounts of the type described in clause (i) as a result of being a member of a consolidated, combined, unitary or aggregate group for any taxable period (including pursuant to Treasury Regulations Section 1.1502-6(a) or any predecessor or successor or analogous or similar provision of Law, or as a result of being a transferee or successor of any Person).

(ee) “Tax Return” shall mean any report, filing, election or return (including any information return), claim for refund, or statement filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedules, declarations, disclosures, estimates, attachments or amendments thereto.

(ff) “Third Party” shall mean any Person or “group” (as defined under Section 13(d) of the Exchange Act) other than the Company, the Subsidiaries of the Company, Parent, the Subsidiaries of Parent, including the Merger Subs, and the respective controlled Affiliates of the Person or “group”.

(gg) “Treasury Regulations” shall mean regulations promulgated by the United States Department of the Treasury under the Code.

Terms Defined Elsewhere. The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Acceptable Confidentiality Agreement	Section 5.5(b)
Agreement	Preamble
All COI Common Stock	Section 2.1(c)(i)
Alternative Acquisition Agreement	Section 5.6(b)
Cash Consideration	Section 2.1(c)(iii)
Cash Election Notice	Section 2.1(c)(vii)
Certificates	Section 2.7(a)
Change of Recommendation	Section 5.3(d)
Closing Date	Section 1.2
Closing	Section 1.2

Company 10-K	Section 3.4(d)
Company 10-Q	Section 3.5(b)
Company Benefit Plans	Section 8.2(a)
Company Board Recommendation	Section 3.2(b)
Company Board	Recitals
Company Disclosure Letter	Article III
Company Tax Opinion	Section 6.2(c)
Company	Preamble
Continuing Employees	Section 8.2(a)
Corporate Sub	Preamble
Delaware Law	Section 1.1
DGCL	Section 1.1
Distribution Agent	Section 2.7(a)
Equity Award Consideration	Section 2.3(e)
Equity Awards	Section 2.3(e)
Equity Plan	Section 2.3(b)
ERISA	Section 3.16(a)
Distribution Assets	Section 2.7(a)
Excluded Party Termination Fee	Section 7.1(d)(ii)
FCPA	Section 3.18
Final Surviving Entity	Section 1.1
Financing Indemnitees	Section 5.7(b)
First Certificate of Merger	Section 1.2
First Effective Time	Section 1.2
Fractional Share Consideration	Section 2.1(e)
Fundamental Representations	Section 6.3(a)
GAAP	Section 3.5(b)
Indemnified Parties	Section 8.1(a)
Initial Merger	Section 1.1
Initial Surviving Entity	Section 1.1
Intended Tax Treatment	Section 9.17(a)
Latham & Watkins	Section 9.13
LLC Act	Section 1.1
LLC Sub	Preamble
LTI Plans	Section 2.3(a)
Market Value	Section 2.1(c)(iii)
Material Benefit Plans	Section 3.16(a)
Material Contract	Section 3.15
Material Employment Agreements	Section 3.16(a)
Merger Consideration	Section 2.1(a)
Merger Stockholders Meeting	Section 5.3(b)
Merger Subs	Preamble
Mergers	Section 1.1
OFAC	Section 3.17
Outside Date	Section 7.1(b)
Parent 10-K	Section 4.4(b)

Parent 10-Q	Section 4.7(b)
Parent Benefit Plans	Section 8.2(a)
Parent Disclosure Letter	Article IV
Parent	Preamble
Parties	Preamble
Pre-Closing Date Value	Section 2.1(c)(v)
Prospective Acquirers	Section 5.5(a)
Proxy Statement	Section 5.3(a)
Registration Statement	Section 5.3(a)
Restricted Shares	Section 2.3(b)
Second Certificate of Merger	Section 1.2
Second Effective Time	Section 1.2
Share Consideration	Section 2.1(c)(vi)
Stock Awards	Section 2.1(c)(i)
Subsequent Merger	Section 1.1
Superior Proposal Termination Notice	Section 7.1(d)(ii)
Termination Fee	Section 7.1(d)(ii)
Total COI Cash Consideration	Section 2.1(c)(vii)
Total COI Merger Consideration	Section 2.1(c)(ix)
Total COI Share Consideration	Section 2.1(c)(x)
Transaction Solicitation Period	Section 5.5(a)
United States	Section 9.22(t)
VWAP	Section 2.1(c)(xi)

(Signature Pages Follow)

IN WITNESS WHEREOF, the Company, Parent, LLC Sub and Corporate Sub have executed this Agreement, intending to be legally bound by it, on the day shown on the first page of this Agreement.

WCI COMMUNITIES, INC.

By:	/s/ Keith Bass
Name: Keith Bass
Title: President and Chief Executive Officer

Signature Page to Agreement and Plan of Merger

LENNAR CORPORATION

By:	/s/ Rick Beckwitt
Name: Rick Beckwitt
Title: President

MARLIN GREEN CORP.

By:	/s/ Rick Beckwitt
Name: Rick Beckwitt
Title: President

MARLIN BLUE, LLC

By:	/s/ Rick Beckwitt
Name: Rick Beckwitt
Title: President

Signature Page to Agreement and Plan of Merger